UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED JUNE 30, 2015
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

PIAZZALE LUIGI CADORNA 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO FORM 6-K

Item 1 Management report on the interim consolidated financial results as of June 30, 2015		1
Item 2 Financial Statements:
	–Consolidated Statement of Financial Position for the periods ended June 30, 2015 and December 31, 2014	20
	–Consolidated Statement of Income for the three-month periods ended June 30, 2015 and 2014 and for the sixth-month periods ended June 30, 2015 and 2014	21
	–Consolidated Statement of Comprehensive Income for the three-month periods ended June 30, 2015 and 2014 and for the sixth-month periods ended June 30, 2015 and 2014	22
	–Consolidated Statement of Changes in Equity for the periods ended June 30, 2015 and 2014	23
	–Consolidated Statement of Cash Flows for the periods ended June 30, 2015 and 2014	24
	–Consolidated Statement of Financial Position as of June 30, 2015 and December 31, 2014 pursuant to Consob Resolution No. 15519 dated July 27, 2006	26
	–Notes to the Condensed Consolidated Financial Statements as of June 30, 2015	28
Attachment 1	Exchange rates used to translate financial statements prepared in currencies other than the Euro	54
Attachment 2	Investments of Luxottica Group S.p.A representing ownership interests in excess of 10 percent (pursuant to Section 125 Consob Regulation 11971/99)	55
Attachment 3	Certification of the consolidated financial statements pursuant to Article 154-bis of the Legislative Decree 58/98	63
Attachment 4	Auditors's report	64

Corporate Management

Board of Directors

        In office until the approval of the financial statements as of and for the year ending December 31, 2017

Chairman	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
CEO Markets	Adil Mehboob-Khan
CEO Product and Operations	Massimo Vian
Directors	Marina Brogi* (Lead independent Director)
Luigi Feola*
Elisabetta Magistretti*
Mario Notari
Karl Heinz Salzburger*
Maria Pierdicchi*
Luciano Santel*
Cristina Scocchia*
Sandro Veronesi*
Andrea Zappia*

*
Independent director

Human Resources Committee	Andrea Zappia (President)
Marina Brogi
Mario Notari
Internal Control Committee	Elisabetta Magistretti (Chairperson)
Luciano Santel
Cristina Scocchia

Board of Statutory Auditors

        In office until the approval of the financial statements as of and for the year ending December 31, 2017

Regular Auditors	Francesco Vella (Chairman)
Alberto Giussani
Barbara Tadolini
Alternate Auditors	Maria Venturini
Roberto Miccù
Officer Responsible for Preparing the Company's
Financial Reports	Stefano Grassi
Auditing Firm	PricewaterhouseCoopers SpA

        Until approval of the financial statements as of and for the year ending December 31, 2020

Luxottica Group S.p.A.
Headquarters and registered office • Piazzale Luigi Cadorna, 3, 20123 Milan, Italy
 Capital Stock € 28,993,602.30
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
FINANCIAL RESULTS AS OF JUNE 30, 2015
(UNAUDITED)

        The following should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2014, which includes a discussion of risks and uncertainties that can influence the Group's operational results or financial position. During the first six months of 2015, there were no changes to risks that were reported as of December 31, 2014.

1.     OPERATING PERFORMANCE FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015

        The Group's growth in the first half of 2015 was significantly impacted by the strengthening of certain currencies in which it operates. At constant exchange rates(1), the Group confirmed solid growth in the primary markets in which it conducts business.

        Net sales increased from Euro 3,902.3 million in the first six months of 2014 to Euro 4,666.7 million in the first six months of 2015 (19.6 percent at current exchange rates and 5.1 percent at constant exchange rates(1)). Adjusted net sales(2) increased to Euro 4,752.5 million in the first half of 2015 (+21.8 percent at current exchange rates and +6.9 percent at constant exchange rates1). Adjusted net sales were impacted, starting from July 1, 2014, by the modification of an EyeMed reinsurance agreement with an existing underwriter whereby the Company assumes less reinsurance revenues and less claims expense. The impact of the new contract for the six-month period ended June 30, 2015 is a reduction in net sales and a corresponding reduction in cost of sales of Euro 85.8 million, respectively (the "EyeMed Adjustment").

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")(3) in the first six months of 2015 increased by 29.0 percent to Euro 1,094.2 million from Euro 848.0 in the first half of 2014.

        Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")3, which excludes Oakley's integration and other minor projects costs, in the first six months of 2015 increased by 31.4 percent to Euro 1,114.6 million from Euro 848.0 in the first half of 2014.

        Operating income for the first half of 2015 increased by 28.8 percent to Euro 858.5 million from Euro 666.3 million during the same period of the previous year. The Group's operating margin continued to grow, rising from 17.1 percent in 2014 to 18.4 percent in 2015.

        Adjusted operating income(4) for the first half of 2015 increased by 31.9 percent to Euro 878.9 million. The Group's adjusted operating margin(5) continued to grow, rising from 17.1 percent in 2014 to 18.5 percent in 2015.

        In the first six months of 2015 net income attributable to Luxottica Stockholders increased by 28.7 percent to Euro 505.1 million from Euro 392.5 million in the same period of 2014. Earnings per share ("EPS") was Euro 1.05 and EPS expressed in USD was 1.18 (at an average rate of Euro/USD of 1.1158).

(1)
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month periods ended June 30, 2014. Please refer to Attachment 1 for further details on exchange rates.
(2)
For a further discussion of adjusted net sales, see page 13—"Non-IFRS Measures.".
(3)
For a further discussion of EBITDA and adjusted EBITDA, see page 13—"Non-IFRS Measures."
(4)
For a further discussion of adjusted operating income see page 13—"Non-IFRS Measures."
(5)
For a further discussion of adjusted operating margin see page 13—"Non-IFRS Measures."

        In the first six months of 2015 adjusted net income attributable to Luxottica Stockholders(6) increased by 33.7 percent to Euro 524.7 million. Adjusted earnings per share(7) ("Adjusted EPS") was Euro 1.10 and EPS expressed in USD was 1.22 (at an average rate of Euro/USD of 1.1158).

        Careful control of our working capital as well as a significant improvement in our operating results lead to strong free cash flow(8) generation equal to Euro 299 million. Net debt as of June 30, 2015 was Euro 1,447.0 million (Euro 1,012.9 million at the end of 2014), with a ratio of net debt to EBITDA(9) of 0.8 (0.7x as of December 31, 2014).

2.     SIGNIFICANT EVENTS DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2015

January

        On January 19, 2015 the Board of Directors appointed Adil Mehboob-Khan as the Group CEO for Markets and Massimo Vian as the Group CEO for Product and Operations. The appointment of Adil Mehboob-Khan and Massimo Vian, entrusting them with all executive responsibilities, completed the Group's organizational change process which is aimed at providing governance that is more aligned to the global competitive landscape and able to fully grasp growth opportunities. It also unites the Group's organizational model with its strategic vision.

April

        At the Stockholders' Meeting on April 24, 2015, Group's stockholders approved the Statutory Financial Statements as of December 31, 2014 as proposed by the Board of Directors and the distribution of a cash dividend of Euro 1.44 per ordinary share. The aggregate dividend amount of Euro 689.7 million was fully paid in May 2015.

May

        On May 14, 2015, the Company and Prada S.p.A., part of Prada Group, announced the renewal of an exclusive license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Prada and Miu Miu brands. The 10-year agreement will extend through December 31, 2025.

        On May 19, 2015, the Company announced the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of its Chairman and Founder, Mr. Leonardo Del Vecchio. This share award is a gift from the Founder, with a value of approximately Euro 9 million and an aggregate maximum amount of 140,000 Luxottica Group treasury shares to be distributed. Delfin S.à.r.l. assumed all costs and expenses of the share grant.

June

        On June 25, 2015, the Company signed an agreement to enhance the market liquidity of its shares in compliance with CONSOB's market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity. The agreement is between the Company and Kepler Capital Markets SA (the "Intermediary"), with its corporate headquarters in Paris, France, Avenue Kléber, 112 and registered with the Paris Commercial Register n. 413 064 841.

(6)
For a further discussion of adjusted net income attributable to Luxottica Stockholders see page 13—"Non-IFRS Measures."
(7)
For a further discussion of adjusted earnings per share see page 13—"Non-IFRS Measures."
(8)
For a further discussion of free cash flow, see page 13—"Non-IFRS Measures."
(9)
For a further discussion of net debt and net debt to adjusted EBITDA, see page 13—"Non-IFRS Measures."

3.     FINANCIAL RESULTS

        We are a market leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear, with net sales reaching over Euro 7.6 billion in 2014, approximately 78,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 of the Notes to the Consolidated Financial Statements as of June 30, 2015 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Pearle Vision, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.1158 in the first six months of 2015 from Euro 1.00 = U.S. $1.3703 in the first half of 2014. With the acquisition of OPSM and other businesses, our results of operations have been rendered more susceptible to currency fluctuations between the Euro and the Australian Dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. The Group does not engage in long-term hedging activities to mitigate translation risk. This discussion should be read in conjunction with the risk factor discussion in Section 8 of the Management Report included with the 2014 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	Six months ended June 30,

(Amounts in thousands of Euro)	2015	% of net sales	2014	% of net sales

Net sales	4,666,712	100%	3,902,313	100.0%
Cost of sales	1,476,094	31.6%	1,349,814	34.6%

Gross profit	3,190,617	68.4%	2,552,499	65.4%

Selling	1,397,199	29.9%	1,120,103	28,7%
Royalties	89,565	1.9%	75,629	1.9%
Advertising	305,974	6.6%	248,794	6.4%
General and administrative	539,350	11.6%	441,627	11.3%
Total operating expenses	2,332,088	50.0%	1,886,153	48.3%

Income from operations	858,529	18.4%	666,346	17.1%

Other income/(expense)
Interest income	5,384	0.1%	5,840	0.1%
Interest expense	(58,696)	(1.3)%	(53,318)	(1.4)%
Other—net	710	0.0%	(353)	0.0%

Income before provision for income taxes	805,927	17.3%	618,514	15.8%

Provision for income taxes	(299,156)	(6.4)%	(222,667)	(5.7)%

Net income	506,770	10.9%	395,847	10.2%

Attributable to
—Luxottica Group stockholders	505,113	10.8%	392,541	10.1%
—non-controlling interests	1,658	0.1%	3,306	0.1%

NET INCOME	506,770	10.9%	395,847	10.2%

        In order to represent the Group's operating performance on a consistent basis in this Management Report, net sales and operating expenses as represented in the Group's Consolidated Financial Statements have been adjusted in the tables below to take into account the following events:

  •
  EyeMed Adjustment (as defined above) which is equal to Euro 85.8 million for the six-month period ended June 30, 2015;

  •
  The Group incurred costs of Euro 20.4 million related to the reorganization of Oakley and for other minor projects for the six-month period ended June 30, 2015.

        Net Sales.    Net sales increased by Euro 764.4 million, or 19.6% to Euro 4,666.7 million in the first half of 2015 from Euro 3,902.3 million in the same period of 2014. Euro 268.5 million and Euro 495.9 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment and the retail distribution segment, respectively. Euro 565.1 million of the total increase of Euro 764.4 million is due to the strengthening of certain currencies compared to the Euro. Adjusted net sales in 2015, which include the EyeMed Adjustment of Euro 85.8 million, were Euro 4,752.5 million.

        Please find the reconciliation between adjusted(10) net sales and net sales in the following table:

(Amounts in million of Euro)	June 30, 2015	June 30, 2014

Net sales	4,666,7	3,902.3
> EyeMed Adjustment	85.8	—

Adjusted net sales	4,752.5	3,902.3

        Net sales for the retail distribution segment increased by Euro 495.9 million, or 22.9%, to Euro 2,658.8 million in the first six months of 2015 from Euro 2,162.9 million in the same period of 2014. The effects from currency fluctuations between the Euro, which is our reporting currency, and the other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 417.4 million. In addition, the increase in net sales for the period was partially attributable to a 4.6% increase in comparable store(11) sales. Adjusted(8) net sales of the retail division in the first six months of 2015, which include the Eyemed Adjustment of Euro 85.8 million, were Euro 2,744.6 million.

        Please find the reconciliation between adjusted(12) net sales of the retail division and net sales of the retail division in the following table:

(Amounts in millions of Euro)	June 30, 2015	June 30, 2014

Net sales	2,658.8	2,162.9
> EyeMed Adjustment	85.8	—

Adjusted net sales	2,744.6	2,162.9

        Net sales to third parties in the manufacturing and wholesale distribution segment increased in the first six months of 2015 by Euro 268.5 million, or 15.4%, to Euro 2,007.9 million from Euro 1,739.4 million in the same period of 2014. This increase occurred in most geographic areas in which the Group operates and was impacted by positive currency fluctuations, in particular the strengthening of the U.S. dollar and Australian dollar compared to the Euro, which increased net sales in the wholesale distribution segment by Euro 147.7 million. Additionally sales increased for most of our proprietary brands, in particular Ray-Ban and Oakley and for certain designer brands including Prada, Polo Ralph Lauren, Dolce & Gabbana and Michael Kors.

        In the first six months of 2015, net sales in the retail distribution segment accounted for approximately 57.0% of total net sales, as compared to approximately 55.4% of total net sales in the same period of 2014.

        In the first six months of 2015 and 2014, net sales in our retail distribution segment in the United States and Canada comprised 78.5% and 77.8%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 0.9% to U.S. $ 2,327.6 million in the first half of 2015 from U.S. $ 2,306.0 million in the same period of 2014. During the first six months of 2015, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.5% of our total net sales in the retail distribution segment and increased by 19.3% to Euro 572.8 million in the first six months of 2015 from Euro 480.2 million, or 22.2% of our total net

(10)
For a further discussion of adjusted net sales, see page 13—"Non-IFRS Measures."
(11)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.
(12)
For a further discussion of adjusted net sales, see page 13—"Non-IFRS Measures."

sales in the retail distribution segment, in the same period of 2014, mainly due to positive currency fluctuations.

        In the first six months of 2015, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 816.0 million, comprising 40.6% of our total net sales in this segment, compared to Euro 774.4 million, or 44.5% of total net sales in this segment in the same period of 2014, increasing by Euro 41.1 million or 5.3% in 2014 as compared to the same period of 2014. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $634.0 million and comprised 28.3% of our total net sales in this segment in the first six months of 2015, compared to U.S. $597.3 million, or 25.1% of total net sales in this segment, in the same period of 2014. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first six months of 2015, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 623.9 million, comprising 31.1% of our total net sales in this segment, compared to Euro 529.1 million, or 30.4% of our net sales in this segment, in the same period of 2014, with an increase of Euro 94.8 million, or 17.9%, as of June 30 2015 as compared to the same period of 2014.

        Cost of Sales.    Cost of sales increased by Euro 126.3 million, or 9.4%, to Euro 1,476.1 million in the first six months of 2015 from Euro 1,349.8 million in the same period of 2014. As a percentage of net sales, cost of sales was 31.6% and 34.6% in the first six months of 2015 and 2014, respectively, with the percentage year-over-year change primarily driven by production efficiencies and the Eyemed Adjustment. In the first six months of 2015, the average number of frames produced daily in our facilities increased to approximately 355,000 as compared to approximately 293,000 in the same period of 2014. Adjusted cost of sales(13) of the retail distribution segment in the first six months of 2015, which include the EyeMed adjustment equal to Euro 85.8 million, was Euro 1,561.9 million.

        Please find the reconciliation between adjusted cost of sales(13) and cost of sales in the following table:

(Amounts in millions of Euro)	June 30, 2015	June 30, 2014

Cost of sales	1,476.1	1,349.8
> Eyemed Adjustment	85.8	—

Adjusted cost of sales	1,561.9	1,349.8

        Gross Profit.    Our gross profit increased by Euro 638.1 million, or 25.0%, to Euro 3,190.6 million in the first six months of 2015 from Euro 2,552.5 million in the same period of 2014. As a percentage of net sales, gross profit increased to 68.4% in the first six months of 2015 from 65.4% in the same period of 2014.

        Operating Expenses.    Total operating expenses increased by Euro 445.9 million, or 23.6%, to Euro 2,332.1 million in the first six months of 2015 from Euro 1,886.2 million in the same period of 2014. As a percentage of net sales, operating expenses increased to 50.0% in the first six months of 2015 from 48.3% in the same period of 2014. The increase is due to (i) the strengthening of certain currencies in which the Group operates, (ii) the costs incurred for Oakley's integration and other minor projects; and (iii) the overall growth of the Group's business. Adjusted operating expenses(14), excluding Oakley's integration and other minor project costs of Euro 20.4 million, increased by Euro 425.5 million to Euro 2,311.7 million. As a percentage of net sales adjusted operating expenses(14) were 48.6%.

(13)
For a further discussion of adjusted cost of sales, see page 13—"Non-IFRS Measures."
(14)
For a further discussion of adjusted operating expenses, see page 13—"Non-IFRS Measures."

        Please find the reconciliation between adjusted operating expenses(14) and operating expenses in the following table:

(Amounts in millions of Euro)	June 30, 2015	June 30, 2014

Operating expenses	2,332.1	1,886.2
> Oakley's integration and other minor project costs	(20.4)	—

Adjusted operating expenses	2,311.7	1,886.2

        Selling and advertising expenses (including royalty expenses) increased by Euro 348.2 million, or 24.1%, to Euro 1,792.7 million in the first six months of 2015 from Euro 1,444.5 million in the same period of 2014. Selling expenses increased by Euro 277.1 million, or 24.7%. Advertising expenses increased by Euro 57.2 million, or 23.0%. Royalties increased by Euro 13.9 million, or 18.4%. As a percentage of net sales selling and advertising expenses were 38.4% and 37.0% in the first half of 2015 and 2014, respectively. This increase is mainly due to the strengthening of certain currencies in which the Group operates.

        General and administrative expenses, including intangible asset amortization, increased by Euro 97.7 million, or 22.1%, to Euro 539.4 million in the first six months of 2015, as compared to Euro 441.6 million in the same period of 2014. As a percentage of net sales, general and administrative expenses were 11.6% in the first six months of 2015 compared to 11.3% in the same period of 2014. The increase is mainly due to the integration costs of Oakley and other minor project costs of Euro 20.4 million, the strengthening of certain currencies in which the Group operates and to the overall growth of the business of the Group.

        Adjusted general and administrative expenses(15), including intangible asset amortization and excluding Oakley's integration and other minor project costs of Euro 20.4 million, increased by Euro 77.3 million to Euro 519.0 million. As a percentage of net sales, adjusted general and administrative expenses(15) were 10.9%.

        Please find the reconciliation between adjusted general and administrative expenses(15) and general and administrative expenses in the following table:

(Amounts in millions of Euro)	June 30, 2015	June 30, 2014

General and administrative expenses	539.4	1,886.2
> Oakley's integration and other minor project costs	(20.4)	—

Adjusted general and administrative expenses	519.0	1,886.2

        Income from Operations.    For the reasons described above, income from operations increased by Euro 192.2 million to Euro 858.5 million in the first six months of 2015 from Euro 666.3 million in the same period of 2014. As a percentage of net sales, income from operations increased to 18.4% in 2015 from 17.1% in 2014. Adjusted income from operations(16), excluding Oakley's integration costs and the costs of other minor projects of Euro 20.4 million, increased by Euro 212.6 million or 31.9% to Euro 878.9 million. As a percentage of net sales adjusted income from operations(16) were 18.5%.

(15)
For a further discussion of adjusted general and administrative expenses , see page 13—"Non-IFRS Measures."
(16)
For a further discussion of adjusted income from operations , see page 13—"Non-IFRS Measures."

        Please find the reconciliation between adjusted income from operations(16) and income from operations in the following table:

(Amounts in millions of Euro)	June 30, 2015	June 30, 2014

Income from operations	858.5	666.3
> Oakley's integration and other minor project costs	20.4	—

Adjusted income from operations	878.9	666.3

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (52.6) million in the first six months of 2015 as compared to Euro (47.8) million in the same period of 2014. Net interest expense was Euro 53.3 million in the first six months of 2015 as compared to Euro 47.5 million in the same period of 2014. The increase was mainly due to the strengthening of the U.S. dollar against the Euro and cancellation of the revolving credit facility in the amount of Euro 500 million, which resulted in the write-down of approximately Euro 3.9 million of capitalized financing costs.

        Net Income.    Income before taxes increased by Euro 187.4 million, or 30.3% to Euro 805.9 million in the first six months of 2015 from Euro 618.5 million in the same period of 2014. As a percentage of net sales, income before taxes increased to 17.3% in 2015, from 15.8% in 2014.

        Our effective tax rate was 36.3% and 36.0% in the first half of 2015 and 2014, respectively.

        Net income attributable to non-controlling interests was equal to Euro 1.7 million and Euro 3.3 million, in the first half of 2015 and 2014, respectively.

        Net income attributable to Luxottica Group stockholders increased by Euro 112.6 million, or 28.7% to Euro 505.1 million in the first six months of 2015 from Euro 392.5 million in the same period of 2014. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 10.8% in the first six months of 2015 from 10.1% in 2014. Adjusted net income attributable to Luxottica Group stockholders(17), excluding Oakley's integration and other minor project costs of Euro 19.6 million, increased by Euro 132.2 million to Euro 524.7 million. As a percentage of net sales adjusted net income attributable to Luxottica Group stockholders was(17) 11.0%.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group stockholders(17) and net income attributable to Luxottica Group stockholders in the following table:

(Amounts in millions of Euro)	June 30, 2015	June 30, 2014

Net income attributable Luxottica Stockholders	505.1	392.5
> Oakley's integration and other minor project costs	19.6	—

Adjusted Net income attributable Luxottica Stockholders	524.7	392.5

        Basic and diluted earnings per share were Euro 1.05 in the first six months of 2015 and Euro 0.83 and 0.82 in the same period of 2014.

(17)
For a further discussion of adjusted net income attributable to Luxottica Stockholders , see page 13—"Non-IFRS Measures."

OUR CASH FLOWS

        The following table sets forth certain items included in our statements of consolidated cash flows included in Item 2 of this report for the periods indicated.

(Amounts in thousands of Euro)		As of June 30, 2015	As of June 30, 2014

A)	Cash and cash equivalents at the beginning of the period	1,453,587	617,995
B)	Net cash provided by operating activities	500,070	513,417
C)	Cash provided/(used) in investing activities	(250,118)	(213,754)
D)	Cash provided/(used) in financing activities	(705,199)	259,740
E)	Effect of exchange rate changes on cash and cash equivalents	44,256	5,801
F)	Net change in cash and cash equivalents	(410,991)	565,204

G)	Cash and cash equivalents at the end of the period	1,042,596	1,183,200

        Operating Activities.    The Company's net cash provided by operating activities in the first six months of 2015 and 2014 was Euro 500.0 million and Euro 513.4 million, respectively.

        Depreciation and amortization were Euro 235.7 million in the first six months of 2015 as compared to Euro 181.7 million in the same period of 2014. The increase is mainly due to the strengthening of certain currencies in which the Groups operates.

        The change in accounts receivable was Euro (304.2) million in the first six months of 2015 as compared to Euro (249.3) million in the same period of 2014. This change in the first half of 2015 as compared to 2014 was primarily due to the higher volume of sales which was partially offset by an improvement in collections. The change in cash (used)/generated in inventory was Euro (63.5) million in the first six months of 2015 as compared to Euro 51.0 million in the first six months of 2014 is mainly due to the inaugural launch of the Michael Kors collection. The change in cash generated/(used) in accounts payable was Euro 88.2 million in the first six months of 2015 as compared to Euro (27.8) million in the same period of 2014. The change as compared to previous year was primarily due to the continuous improvement in payment terms and conditions. The change in cash (used)/generated in other assets and liabilities was Euro and Euro (8.9) million in the first six months of 2015 and Euro 37.7 million in the first six month of 2014, respectively. The change in the first half of 2015 as compared to the same period of 2014 was primarily due to the timing of payments of salaries to store personnel in the retail division in North America. Income taxes paid in the first six months of 2015 were (Euro 282.0) million as compared to Euro (134.3) million in the same period of 2014. The increase in income taxes paid in the first half of 2015 was due to the payment of Euro (91.6) million related to the tax audit of Luxottica S.r.l. by Italian authorities for the tax years from 2008 to 2011. Interest paid was Euro (63.6) million as compared to Euro (43.9) million in the first six months of 2015 and 2014, respectively. The increase is mainly due to interest accruing on bonds that were issued by the Group during the first half of 2014 with a payment being made with respect to these securities for the first time in the first half of 2015.

        Investing Activities.    The Company's net cash used in investing activities was Euro (250.1) million and Euro (213.8) million in the first six months of 2015 and 2014, respectively. The primary investment activities in the first six months of 2015 were related to (i) the purchase of tangible assets for Euro (148.7) million, (ii) the acquisition of intangible assets for Euro (83.4) million and (iii) the acquisition of the remaining 49% of Luxottica Netherlands for Euro (19.0) million. The primary investment activities in the first six months of 2014 were related to (i) the purchase of tangible assets for Euro (117.2) million, (ii) the acquisition of intangible assets for Euro (57.0) million and (iii) Euro (29.2) million related to the acquisition of glasses.com and other minor acquisitions related to Retail segment for Euro (10.3) million.

        Financing Activities.    The Company's net cash provided by/(used in) financing activities was Euro (705.2) million and Euro 259.7 million in the first six months of 2015 and 2014, respectively. Cash provided by financing activities in the first half of 2015 consisted primarily of (689.7) million related to the payment of dividends to the Company's shareholders. Cash generated in the first six months of 2014 is due to (i) Euro 500.0 million related to the issuance of bonds, (ii) an increase in financial liabilities for Euro 35.4 million, (iii) Euro 51.2 million related to the exercise of stock options and (iv) Euro (308.3) million related to the payment of dividends to the Company's shareholders.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS (Amounts in thousands of Euro)	June 30, 2015	December 31, 2014

CURRENT ASSETS:
Cash and cash equivalents	1,042,596	1,453,587
Accounts receivable—net	1,077,073	754,306
Inventories—net	812,792	728,404
Other assets	210,321	231,397

Total current assets	3,142,782	3,167,695
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,383,697	1,317,617
Goodwill	3,543,975	3,351,263
Intangible assets—net	1,446,548	1,384,501
Investments	62,571	61,176
Other assets	116,670	123,848
Deferred tax assets	199,723	188,199

Total non-current assets	6,753,183	6,426,603

TOTAL ASSETS	9,895,965	9,594,297

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2015	December 31, 2014

CURRENT LIABILITIES:
Short term borrowings	128,672	151,303
Current portion of long-term debt	660,120	626,788
Accounts payable	833,060	744,272
Income taxes payable	122,989	42,603
Short term provisions for risks and other charges	136,639	187,719
Other liabilities	646,314	636,055

Total current liabilities	2,527,793	2,388,740
NON-CURRENT LIABILITIES:
Long-term debt	1,700,756	1,688,415
Employee benefits	97,690	138,475
Deferred tax liabilities	282,972	266,896
Long term provisions for risks and other charges	95,950	99,223
Other liabilities	90,607	83,770

Total non-current liabilities	2,267,975	2,276,778
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	5,096,426	4,921,479
Non-controlling interests	3,771	7,300

Total stockholders' equity	5,100,197	4,928,779

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	9,895,965	9,594,297

        As of June 30, 2015, total assets increased by Euro 301.7 million to Euro 9,896.0 million, compared to Euro 9,594.3 million as of December 31, 2014.

        In the first six months of 2015, non-current assets increased by Euro 326.6 million, mainly due to an increase in intangible assets (including goodwill) of Euro 254.7 million, an increase in property, plant and equipment of Euro 66.1 million and an increase in deferred tax assets of Euro 11.5 million.

        The increase in intangible assets was due to the positive effects of foreign currency fluctuations of Euro 280.6 million and to the additions in the period of Euro 77.7 million which were partially offset by amortization in the period of Euro 101.8 million.

        The increase in property, plant and equipment was due to the positive currency fluctuation effects of Euro 69.1 million as of June 30, 2015 compared to December 31, 2014, to the additions in the period of Euro 139.2 million and partially offset by depreciation in the period of Euro 133.9 million.

        As of June 30, 2015 as compared to December 31, 2014:

  •
  Accounts receivable increased by Euro 322.8 million, primarily due to (i) the increase in net sales during the first six months of 2015 and (ii) the seasonality of the Group's business which is generally characterized by higher sales in the first half of the year and collection of the related receivables in the second half of the year;

  •
  Inventories increased by Euro 84.4 million mainly due to the effects of foreign currency fluctuations of Euro 20.9 million and to the launch of the new Michael Kors collection;

  •
  Accounts payable increased by Euro 88.8 million, primarily due to the increase in volumes in the first six months of 2015 and to the strengthening of certain currencies in which the Group operates;

  •
  Current taxes payable increased by Euro 80.4 million due to the timing of tax payments made by the Group in various jurisdictions; and

  •
  Employee benefits decreased by Euro 40.8 million which was primarily due to an increase in the discount rate used to determine employee benefit liabilities.

        Our net financial position as of June 30, 2015 and December 31, 2014 was as follows:

(Amounts in thousands of Euro)	June 30, 2015	December 31, 2014

Cash and cash equivalents	1,042,596	1,453,587
Bank overdrafts	(128,672)	(151,303)
Current portion of long-term debt	(660,120)	(626,788)
Long-term debt	(1,700,756)	(1,688,415)

Total net financial position	(1,446,952)	(1,012,918)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group. The interest rate applied to these credit lines depends on the currency and is usually floating.

        As of June 30, 2015, Luxottica together with our wholly-owned Italian subsidiaries had credit lines aggregating Euro 246.3 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 137 basis points. At June 30, 2015, Euro 0.1 million was utilized under these credit lines.

        As of June 30, 2015, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 116.2 million (USD 130.0 million converted at the applicable exchange rate for the period ended June 30, 2015). The interest is at a floating rate of approximately LIBOR plus 50 basis points. At June 30, 2015, Euro 0.0 million was utilized under these credit lines and there was Euro 39.2 million in aggregate face amount of standby letters of credit outstanding.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. These transactions are managed as arms-length market transactions. For further details regarding related party transactions, please refer to Note 29 of the Notes to the Consolidated Financial Statements as of June 30, 2015.

        On January 26, 2013 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1- bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

5.     SUBSEQUENT EVENTS

        For a description of significant events after June 30, 2015 please refer to Note 35 of the Notes to the Consolidated Financial Statements as of June 30, 2015.

6.     2015 OUTLOOK

        The financial results reported for the first six months of 2015 lead management to an optimistic outlook for the full fiscal year primarily driven by the strong performance of the Group's brand portfolio.

NON-IFRS MEASURES

Adjusted measures

        In this Management Report we refer to certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        In the first half of 2015, we made adjustments to the following measures: net sales, cost of sales, operating income, net income, general and administrative expenses and income taxes. We adjusted the above items for the modification of the EyeMed reinsurance agreement referenced above with an impact for the six-month period ended June 30, 2015 equal to Euro 85.8 million (the "EyeMed Adjustment") and for Oakley integration costs and other minor project costs of Euro 20.4 million (Euro 19.6 million net of tax).

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and endorsed by the European Union. The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry in order to provide a supplemental view of operations that exclude items that are unusual, infrequent or unrelated to our ongoing operations.

        Non—IFRS measures such as EBITDA, EBITDA margin, free cash flow and the ratio of net debt to EBITDA are included in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below (Amounts in millions of Euro):

Luxottica Group	1H 2015
	Net sales	Cost of Sales	EBITDA	Operating Income	Net Income	Base EPS

Reported	4,666.7	(1,476.1)	1,094.2	858.5	505.1	1.05
> EyeMed Adjustment	85.8	(85.8)	—	—	—	—
> Oakley's integration and other minor project costs	—	—	20.4	20.4	19.6	0.05
Adjusted	4,752.5	(1,561.9)	1,114.6	878.9	524.7	1.10

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interests, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared to that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on the Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	1H 2014	1H 2015	FY 2014	LTM June 30, 2015

Net income/(loss)	392.5	505.1	642.6	755.2
(+)
Net income attributable to non-controlling interest	3.3	1.7	3.4	1.8
(+)
Provision for income taxes	222.7	299.2	414.1	490.6
(+)
Other (income)/expense	47.8	52.6	97.5	102.3
(+)
Depreciation and amortization	181.7	235.7	384.0	438.0
(+)
EBITDA	848.0	1,094.2	1,541.6	1,787.8
(=)
Net sales	3,902.3	4,666.7	7,652.3	8,416.7
(/)
EBITDA margin	21.7%	23.4%	20.1%	21.2%
(=)

Non-IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	1H 2014	1H 2015(1,4)	FY 2014(1,2,3)	LTM June 30, 2015(1,2,3,4)

Adjusted net income/(loss)	392.5	524.7	687.4	819.6
(+)
Net income attributable to non-controlling interest	3.3	1.7	3.4	1.8
(+)
Adjusted provision for income taxes	222.7	300.0	389.2	466.5
(+)
Other (income)/expense	47.8	52.6	97.5	102.3
(+)
Depreciation and amortization	181.7	235.7	384.0	438.0
(+)
Adjusted EBITDA	848.0	1,114.6	1,561.6	1,828.2
(=)
Net sales	3,902.3	4,752.5	7,698.9	8,549.1
(/)
Adjusted EBITDA margin	21.7%	23.5%	20.3%	21.4%
(=)

The adjusted figures:

(1)
Include the EyeMed Adjustment. Starting from July 1, 2014 following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of the new contract for the twelve-month period ended December 31, 2014 was Euro 46.6 million and for the six month-period ended June 30, 2015 was Euro 85.8 million.

(2)
Exclude the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years from 2008 to 2011) of approximately Euro 30.0 million.

(3)
Exclude non-recurring costs of approximately Euro 20.0 million (Euro 14.5 million net of tax) related to the departure of the former Group CEOs.

(4)
Exclude approximately Euro 20.4 million (Euro 19.6 million net of tax) related to the integration of Oakley and other minor project costs.

Free Cash Flow

        Free cash flow represents EBITDA, as defined above, plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. Our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	1H 2015

EBITDA(1)	1,115
Δ working capital	(262)
Capex	(218)

Operating cash flow	635
Financial charges(2)	(53)
Taxes	(282)
Other—net	(1)

Free cash flow	299

(1)
EBITDA is not an IFRS measure; please see table above for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long- term debt and long-term debt, less cash. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations. The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	June 30, 2015		December 31, 2014

Long-term debt	1,700.8		1,688.4
(+)
Current portion of long-term debt	660.1		626.8
(+)
Bank overdrafts	128.7		151.3
(+)
Cash	(1,042.6)		(1,453.6)
(-)
Net debt	1,447.0		1,012.9
(=)
LTM EBITDA	1,787.8		1,541.6
Net debt/EBITDA	0.8	x	0.7	x
Net debt @ avg. exchange rates(1)	1,422.7		984.3
Net debt @ avg. exchange rates(1)/EBITDA	0.8	x	0.6	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	June 30, 2015(2(b))		December 31, 2014(2(a))

Long-term debt	1,700.8		1,688.4
(+)
Current portion of long-term debt	660.1		626.8
(+)
Bank overdrafts	128.7		151.3
(+)
Cash	(1,042.6)		(1,453.6)
(-)
Net debt	1,447.0		1,012.9
(=)
LTM Adjusted EBITDA	1,828.2		1,561.6
Net debt/LTM Adjusted EBITDA	0.8	x	0.6	x
Net debt @ avg. exchange rates(1)	1,422.7		984.3
Net debt @ avg. exchange rates(1)/LTM EBITDA	0.8	x	0.6	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.
(2)
Adjusted figures exclude:

(a)
The non-recurring expenses related to the departure of the former Group CEOs with an approximately Euro 20 million impact on operating income and Euro 14.5 million impact on net income.

(b)
Costs related to the integration of Oakley and other minor projects with an impact of Euro 20.4 million on operating income and Euro 19.6 million impact on net income.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward- looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	Note reference	June 30, 2015	December 31, 2014

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,042,596	1,453,587
Accounts receivable	7	1,077,073	754,306
Inventories	8	812,792	728,404
Other assets	9	210,321	231,397

Total current assets		3,142,782	3,167,695
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,383,697	1,317,617
Goodwill	11	3,543,975	3,351,263
Intangible assets	11	1,446,548	1,384,501
Investments	12	62,571	61,176
Other assets	13	116,670	123,848
Deferred tax assets	14	199,723	188,199

Total non-current assets		6,753,183	6,426,603

TOTAL ASSETS		9,895,965	9,594,297

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	128,672	151,303
Current portion of long-term debt	16	660,120	626,788
Accounts payable	17	833,060	744,272
Income taxes payable	18	122,989	42,603
Short term provisions for risks and other charges	19	136,639	187,719
Other liabilities	20	646,314	636,055

Total current liabilities		2,527,793	2,388,740
NON-CURRENT LIABILITIES:
Long-term debt	21	1,700,756	1,688,415
Employee benefits	22	97,690	138,475
Deferred tax liabilities	14	282,972	266,896
Long term provisions for risks and other charges	23	95,950	99,223
Other liabilities	24	90,607	83,770

Total non-current liabilities		2,267,975	2,276,778
STOCKHOLDERS' EQUITY:
Capital stock	25	28,993	28,900
Legal reserve	25	5,785	5,736
Reserves	25	4,624,534	4,318,124
Treasury shares	25	(67,996)	(73,875)
Net income	25	505,113	642,596

Luxottica Group stockholders' equity	25	5,096,426	4,921,479
Non-controlling interests	26	3,771	7,300
Total stockholders' equity		5,100,197	4,928,779

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,895,965	9,594,297

CONSOLIDATED STATEMENT OF INCOME

	Note reference	Three Months ended June 30		Six Months ended June 30
(Amounts in thousands of Euro)(1)		2015(*)	2014(*)	2015	2014

Net sales	27	2,456,861	2,059,979	4,666,712	3,902,313
Cost of sales	27	748,208	685,672	1,476,094	1,349,814
Gross profit		1,708,653	(1,374,307)	3,190,617	2,552,499
Selling	27	713,264	572,435	1,397,199	1,120,103
Royalties	27	45,651	39,626	89,565	75,629
Advertising	27	170,037	140,290	305,974	248,794
General and administrative	27	279,490	225,823	539,350	441,627
Total operating expenses		1,208,442	978,175	2,332,088	1,886,153

Income from operations		500,211	396,132	858,529	666,346
Other income/(expense)
Interest income	27	2,385	3,009	5,384	5,840
Interest expense	27	(28,607)	(27,289)	(58,696)	(53,318)
Other—net	27	(731)	(1,698)	710	(353)

Income before provision for income taxes		473,258	370,154	805,927	(618,514)

Provision for income taxes	27	(178,504)	(133,285)	(299,156)	(222,667)
Net income		294,754	236,869	506,770	395,847

Of which attributable to:
—Luxottica Group stockholders		294,728	235,214	505,113	392,541
—Non-controlling interests		26	1,655	1,658	3,306

NET INCOME		294,754	236,869	506,770	395,847

Weighted average number of shares outstanding:
Basic	30	479,304,304	475,221,228	478,819,264	474,464,497
Diluted	30	481,121,637	478,436,606	480,763,466	477,917,675
EPS:
Basic	30	0.61	0.49	1.05	0.83
Diluted	30	0.61	0.49	1.05	0.82

(1)
Except per share data

(*)
Not subject to review or audit

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three Months ended June 30		Six Months ended June 30
(Amounts in thousands of Euro)	2015(*)	2014(*)	2015	2014

Net income	294,754	236,869	506,770	395,847
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(161,498)	55,654	266,929	71,813

Total items that may be reclassified subsequently to profit or loss:	(161,498)	55,654	266,929	71,813

Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans	59,523	(7,788)	47,135	(34,549)
Related tax effect	(21,120)	3,263	(14,369)	14,392

Total items that will not be reclassified to profit or loss	38,403	(4,525)	32,766	(20,157)

Total other comprehensive income—net of tax	(123,095)	51,129	299,695	51,656

Total comprehensive income for the period	171,659	287,999	806,466	447,504

Attributable to:
—Luxottica Group stockholders' equity	171,788	286,313	804,798	443,862
—Non-controlling interests	(129)	1,686	1,668	3,642

Total comprehensive income for the period	171,659	287,999	806,466	447,504

(*)
Not subject to review or audit

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIODS ENDED JUNE 30, 2015 AND 2014

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
(Amounts in thousands of Euro, except share data)	Number of shares	Amount

	Note 25									Note 26

Balance as of January 1, 2014	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,124,828	7,107

Total Comprehensive Income as of June 30, 2014	—	—	—	—	372,384	—	71,478	—	443,862	3,642

Exercise of stock options	2,972,345	178	—	50,988	—	—	—	—	51,166	—
Non-cash stock based compensation	—	—	—	—	—	18,501	—	—	18,501	—
Excess tax benefit on stock options	—	—	—	3,954	—	—	—	—	3,954	—
Granting of treasury shares to employees	—	—	—	—	(9,185)	—	—	9,185	—	—
Dividends	—	—	—	—	(308,343)	—	—	—	(308,343)	(1,350)
Allocation to legal reserve	—	—	24	—	(24)	—	—	—	—	—
Balance as of June 30, 2014	480,533,018	28,832	5,736	467,005	4,012,907	287,334	(375,969)	(73,875)	4,351,970	9,399

Balance as of January 1, 2015	481,671,583	28,900	5,736	484,865	4,230,560	300,659	(55,364)	(73,875)	4,921,479	7,300

Total Comprehensive Income as of June 30, 2015	—	—	—	—	537,879	—	266,919	—	804,798	1,668

Exercise of stock options	1,555,122	93	—	37,751	—	—	—	—	37,844	—
Non-cash stock based compensation	—	—	—	—	—	25,534	—	—	25,534	—
Excess tax benefit on stock options	—	—	—	15,668	—	—	—	—	15,668	—
Purchase of treasury Shares	—	—	—	—	—	—	—	(3,786)	(3,786)	—
Granting of treasury shares to employees	—	—	—	—	(9,664)	—	—	9,664	—	—
Change in consolidation perimeter	—	—	—	—	(15,397)	—	—	—	(15,397)	(3,594)
Dividends	—	—	—	—	(689,714)	—	—	—	(689,714)	(1,603)
Allocation to legal reserve	—	—	49	—	(49)	—	—	—	—	—
Balance as of June 30, 2015	483,226,705	28,993	5,785	538,284	4,053,615	326,193	211,555	(67,996)	5,096,426	3,771

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	June 30, 2015	June 30, 2014

Income before provision for income taxes		805,927	618,514

Stock-based compensation		25,534	18,501
Depreciation and amortization	10/11	235,715	181,681
Net loss fixed assets and other	10/11	9,908	7,591
Financial charges		58,696	53,318
Other non-monetary items		(1,683)	420
Changes in accounts receivable		(304,200)	(249,328)
Changes in inventories		(63,466)	50,998
Changes in accounts payable		88,157	(27,780)
Changes in other assets/liabilities		(8,918)	37,702

Total adjustments		39,743	73,103

Cash provided by operating activities		845,670	691,617
Interest paid		(63,645)	(43,913)
Tax paid		(281,955)	(134,287)

Net cash provided by operating activities		500,070	513,417

Additions of Property, plant and equipment	10	(148,697)	(117,181)
Purchases of businesses—net of cash acquired(*)		(18,990)	(39,532)
Change in investments	12	999	—
Additions to intangible assets	11	(83,430)	(57,041)

Cash used in investing activities		(250,118)	(258,754)

(*)
In the six three months of 2015 we acquired the remaining 49% of Luxottica Netherland for Euro (19.0) million.

Purchases of businesses—net of cash acquired in the first six months of 2014 included the purchase of glasses.com for Euro (29.2) million and other minor acquisition for Euro (10.3) million.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	June 30, 2015	June 30, 2014

Long-term debt:
—Proceeds	21	3.220	496,166
—Repayments	21	(22.651)	(13,281)
Short-term debt:
—Proceeds		—	35,382
—Repayments		(28,509)	—
Exercise of stock options	25	37,844	51,166
Purchase of treasury Shares		(3,786)	—
Dividends		(691,317)	(309,693)

Cash (used in)/provided financing activities		(705,199)	259,740

(Decrease) increase in cash and cash equivalents		(455,248)	559,403

Cash and cash equivalents, beginning of the period		1,453,587	617,995

Effect of exchange rate changes on cash and cash equivalents		44,256	5,801

Cash and cash equivalents, end of the period		1,042,596	1,183,200

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Pursuant to Consob Resolution No. 15519 dated July 27, 2006

(Amounts in thousands of Euro)	Note reference	June 30, 2015	Of which related parties (note 29)	December 31, 2014	Of which related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,042,596	—	1,453,587	—
Accounts receivable	7	1,077,073	13,432	754,306	10,168
Inventories	8	812,792	—	728,404	—
Other assets	9	210,321	2,570	231,397	3,245

Total current assets		3,142,782	16,003	3,167,695	13,414
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,383,697	—	1,317,617	—
Goodwill	11	3,543,975	—	3,351,263	—
Intangible assets	11	1,446,548	—	1,384,501	—
Investments	12	62,571	50,330	61,176	49,478
Other assets	13	116,670	1,237	123,848	809
Deferred tax assets	14	199,723	—	188,199	—

Total non-current assets		6,753,183	51,567	6,426,603	50,287

TOTAL ASSETS		9,895,965	67,569	9,594,297	63,701

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	128,672	—	151,303	—
Current portion of long-term debt	16	660,120	—	626,788	—
Accounts payable	17	833,060	21,926	744,272	19,978
Income taxes payable	18	122,989	—	42,603	—
Short term provisions for risks and other charges	19	136,639	—	187,719	—
Other liabilities	20	646,314	60	636,055	959

Total current liabilities		2,527,793	21,986	2,388,740	20,937
NON-CURRENT LIABILITIES:
Long-term debt	21	1,700,756	—	1,688,415	—
Employee benefits	22	97,690	—	138,475	—
Deferred tax liabilities	14	282,972	—	266,896	—
Long term provisions for risks and other charges	23	95,950	—	99,223	—
Other liabilities	24	90,607	—	83,770	—

Total non-current liabilities		2,267,975	—	2,276,778	—
STOCKHOLDERS' EQUITY:
Capital stock	25	28,993	—	28,900	—
Legal reserve	25	5,785	—	5,736	—
Reserves	25	4,624,534	—	4,318,124	—
Treasury shares	25	(67,996)	—	(73,875)	—
Net income	25	505,113	—	642,596	—

Luxottica Group stockholders' equity	25	5,096,426	—	4,921,479	—
Non-controlling interests	26	3,771	—	7,300	—
Total stockholders' equity		5,100,197	—	4,928,779	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,895,965	21,986	9,594,297	20,937

CONSOLIDATED STATEMENT OF INCOME
Pursuant to Consob Resolution No. 15519 dated July 27, 2006

(Amounts in thousands of Euro)	Note reference	Six Months ended June 30, 2015	Of which related parties (note 29)	Six Months ended June 30, 2014	Of which related parties (note 29)

Net sales	27	4,666,712	13,860	3,902,313	18,988
Cost of sales	27	1,476,094	36,488	1,349,814	24,654
Gross profit		3,190,617	(22,628)	2,552,499	(5,666)
Selling	27	1,397,199	22	1,120,103	—
Royalties	27	89,565	391	75,629	413
Advertising	27	305,974	25	248,794.22
General and administrative	27	539,350	3,581	441,627	360
Of which non-recurring	32	20,400
Total operating expenses		2,332,088	4,020	1,886,153	796

Income from operations		858,529	(26,648)	666,346	(6,461)
Other income/(expense)
Interest income	27	5,384	—	5,840	—
Interest expense	27	(58,696)	—	(53,318)	—
Other—net	27	710	1	(353)	2

Income before provision for income taxes		805,927	(26,646)	618,514	(6,459)

Provision for income taxes	27	(299,156)	—	(222,667)	—
Of which non-recurring	32	(800)
Net income		506,770		395,847

Of which attributable to:
—Luxottica Group stockholders		505,113	—	392,541	—
—Non-controlling interests		1,658	—	3,306	—

NET INCOME		506,770	—	395,847	—

Luxottica Group S.p.A.
Registered office at Piazzale Cadorna 3, Milan, 20123 Italy
 Share capital € 28,993,602.30
Authorized and issued

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2015

1. GENERAL INFORMATION

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located in Milan, Italy at Piazzale Luigi Cadorna 3, organized under the laws of the Republic of Italy.

        The Company is controlled by Delfin S.a r.l., a company subject to Luxembourg law. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.a r.l.

        In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The use of a calendar fiscal year by the retail division would not have had a material impact on the consolidated financial statements. The Company's Board of Directors, at its meeting on July 27, 2015, approved the Group's interim condensed consolidated financial statements as of June 30, 2015 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2. BASIS OF PREPARATION

        This Financial Report as of June 30, 2015 has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council dated July 19, 2002. Furthermore, this Financial Report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named the Standing Interpretation Committee ("SIC").

        This unaudited Financial Report as of June 30, 2015 should be read in connection with the consolidated financial statements as of December 31, 2014 which were prepared in accordance with IFRS, as endorsed by the European Union.

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its financial report as of June 30, 2015.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2014 except as described in Note 3 "New Accounting Principles," and taxes on income which are accrued using the tax rate that would be applicable to projected total annual profit.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

2. BASIS OF PREPARATION (Continued)

        This Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern, in particular, over the next twelve months.

        This Financial Report is composed of the Consolidated Statements of Financial Position, the Consolidated Statements of Income, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Changes in Equity, the Consolidated Statements of Cash Flows and Notes to the Condensed Consolidated Financial Statements as of June 30, 2015.

        The Group's reporting currency for the presentation of the Consolidated Financial Statements is the Euro. Unless otherwise specified, the figures in the statements and within these Notes to the Consolidated Financial Statements are expressed in thousands of Euro.

        The Group presents its Consolidated Statements of Income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the Consolidated Statements of Income and of the Consolidated Statements of Financial Position is believed to provide the most relevant information. The Consolidated Statements of Cash Flows was prepared and presented utilizing the indirect method.

        The Financial Statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The Group applied CONSOB resolution n. 15519 dated July 27, 2006 and CONSOB communication n. 6064293 dated July 28, 2006, which defines non-recurring transactions as events which do not occur frequently in the ordinary course of business.

        The preparation of this report required management to use estimates and assumptions that affected the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3. NEW ACCOUNTING PRINCIPLES

New standard and amendments that are effective for the reporting periods beginning on or after January 1, 2015.

        IFRIC 21—Levies.    The interpretation published by the IASB on May 20, 2013 is applicable to periods starting on or after June 17, 2014. IFRIC 21 is an interpretation of IAS 37—Provision, Contingent Liabilities and Contingent Assets, which requires that a provision is booked if, subject to certain other conditions met, an entity has a present obligation as a consequence of a past event ("obligating event"). The interpretation clarifies that the obligating event that requires an obligation to pay taxes to be recorded is the activity that determines the tax payments, as set forth by the law. The group early adopted the interpretation which did not have a significant impact on the consolidated financial statements of the Group.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

3. NEW ACCOUNTING PRINCIPLES (Continued)

        Annual Improvements to IFRSs—2011-2013 Cycle.    The amendments adopted impact: (i) IFRS 3, clarifying that IFRS 3 is not applicable to detect the accounting effects related to the formation of a joint venture or joint arrangement (as defined by IFRS 11) in the financial statements of the joint venture or joint arrangement; (ii) IFRS 13, clarifying the provisions contained in IFRS 13 whereby it is possible to measure fair value of a group of financial assets and liabilities on a net basis applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9; and (iii) IAS 40, clarifying that to determine when buying an investment property constitutes a business combination, reference must be made to the provisions of IFRS 3. The Improvements did not have a significant impact on the Group's consolidated financial statements.

New standards and amendments that are effective for the reporting periods beginning on or after January 1, 2016.

        Amendments to IAS 19—Defined Benefit Plans: Employee Contributions.    The amendment reduces current services costs for the period by contributions paid by employees or by third parties during the period that are not related to the number of years of service, instead of allocating these contributions over the period when the services are rendered. The new provision is applicable to periods beginning on or after February 1, 2015. The amendments are not expected to have a significant impact on the consolidated financial statements of the Group.

        Annual Improvements to IFRSs—2010-2012 Cycle.    The amendments adopted impact: (i) IFRS 2, clarifying the definition of "vesting condition" and introducing the definitions of conditions of service and results; (ii) IFRS 3, clarifying that obligations that correspond to contingent considerations, other than those covered by the definition of equity instrument, are measured at fair value at each balance sheet date, with changes recognized in the income statement; (iii) IFRS 8, requiring information to be disclosed regarding the judgments made by management in the aggregation of operating segments that describes how the segments have been aggregated and the economic indicators that have been evaluated in order to determine that the aggregated segments have similar economic characteristics; (iv) IAS 16 and IAS 38, clarifying the procedures for determining the gross carrying amount of assets when a revaluation is determined as a result of the revaluation model; and (v) IAS 24, establishing the disclosures to be provided when there is a related party entity that provides key management personnel services to the reporting entity. The new provisions are applicable to periods beginning on or after February 1, 2015. The amendments are not expected to have a significant impact on the consolidated financial statements of the Group.

        IFRS 9—Financial instruments.    This standard was issued in July 2014. The final version of IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces to three the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

3. NEW ACCOUNTING PRINCIPLES (Continued)

consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The new model introduced by IFRS 9 eliminates the threshold for the recognition of expected credit losses, so that it is no longer necessary for a trigger event to have occurred before credit losses are recognized, and requires an entity to recognize expected credit losses at all times and to update the amount of expected credit losses at each reporting date to reflect changes in the credit risk of the financial instrument. IFRS 9 contains a three-stage approach to account for credit losses. Each stage dictates how an entity measures impairment losses. IFRS 9 aligns hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. The new standard enables an entity to use information produced internally as a basis for hedge accounting. The standard is not applicable until January 1, 2018, but is available for early adoption. The Group has not early adopted and is assessing the full impact of adopting IFRS 9.

        IFRS 15—Revenue from contracts with customers.    This standard was issued on May 28, 2014. The new standard will be effective for the first interim period within the annual reporting periods beginning on or after January 1, 2017. This standard replaces IAS 18—Revenues, IAS 11—Construction Contracts, IFRIC 13—Customers Loyalty Programs, IFRIC 15—Agreements for Constructions of Real Estate, IFRIC 18—Transfers of Assets from Customers and SIC 31—Revenue—Barter Transactions Involving Advertising Services. Revenue is recognized when the customer obtains control over goods or services and, therefore, when it has the ability to direct the use of and obtain the benefit from them. If entity agrees to provide goods or services for consideration that varies upon certain future events occurring or not occurring, an estimate of this variable consideration is included in the transaction price only if highly probable. The consideration in multiple element transactions is allocated based on the price an entity would charge a customer on a stand-alone basis for each good or service. Entities sometimes incur costs, such as sales commissions, to obtain or fulfill a contract. Contract costs that meet certain criteria are capitalized as an asset and amortized as revenue is recognized. The standard also specifies that an entity should adjust the transaction price for the time value of money in case the contract includes a significant financing component. The Group is currently evaluating the impact that the application of the new standard will have on its consolidated financial statements.

        Amendments to IAS 16 and 38—Clarification of Acceptable Methods of Depreciation and Amortization.    The amendments clarify the use of the "revenue based methods" to calculate the depreciation of a building. The amendments are applicable starting January 1, 2016. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

        Amendments to IFRS 11—Accounting for Acquisitions of Interests in Joint Operations.    The amendments advise on how to account for acquisitions of interests in joint operations. The amendments are applicable starting January 1, 2016 and are not yet endorsed by the European Union. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

        Amendments to IFRS 10 and IAS 28—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.    These amendments clarify the accounting treatment in relation to profits or losses arising from transactions with joint ventures or associates accounted for using the equity method. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of the amendments on its consolidated financial statements.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

3. NEW ACCOUNTING PRINCIPLES (Continued)

        Annual Improvements to IFRSs—2012-2014 Cycle.    The provisions modify IFRS 5, IFRS 7, IAS 19 and IAS 34. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of these amendments on its consolidated financial statements.

        Amendments to IAS 1—Disclosure Initiative.    The amendments concern materiality, the aggregation of items, structure of the notes, information about accounting policies and the presentation of other comprehensive income arising from the measurement of equity method investments. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of these amendments on its consolidated financial statements.

        Amendments to IFRS 10, IFRS 12 and IAS 28—Investment Entities: Applying the Consolidation Exception.    The amendments provide clarification of the application of the exception to consolidation of investment entities. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of these amendments on its consolidated financial statements.

4. BUSINESS COMBINATIONS

        On April 16, 2015, the Company acquired the remaining 49% of the share capital of its subsidiary Luxottica Nederland BV for Euro 19.0 million. The difference of Euro 15.4 million between the purchase price and the value of the minority interest was recorded as a reduction of the Group's net equity.

5. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution (Wholesale), and (2) Retail Distribution (Retail).

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In September 2014, the Group announced the adoption of the Co-CEO Model to better respond to the growing complexity of the Group. The Co-CEO governance model, which was implemented in January 2015, did not affect the Company's operating segments and information reviewed by the chief operating decision makers in 2014. The disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officers, in their role as Chief Operating Decision Makers, to make decisions about resources to be allocated to the segments and assess their performance.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

5. SEGMENT INFORMATION (Continued)

        Total assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Six months ended June 30, 2015
Net sales(a)	2,007,928	2,658,784	—	4,666,712
Income from operations(b)	539,308	424,127	(104,906)	858,529
Interest income	—	—	—	5,384
Interest expense	—	—	—	(58,696)
Other-net	—	—	—	710
Income before provision for income taxes	—	—	—	805,927
Provision for income taxes	—	—	—	(299,156)
Net income	—	—	—	506,770
Of which attributable to:
Luxottica stockholders	—	—	—	505,113
Non-controlling interests	—	—	—	1,658
Capital expenditures	(83,920)	(132,965)	—	(216,885)
Depreciation and amortization	(80,130)	(112,410)	(43,175)	(235,715)

Six months ended June 30, 2014
Net sales(a)	1,739,399	2,162,913	—	3,902,313
Income from operations(b)	456,264	306,842	(96,760)	666,346
Interest income	—	—	—	5,840
Interest expense	—	—	—	(53,318)
Other-net	—	—	—	(353)
Income before provision for income taxes	—	—	—	618,514
Provision for income taxes	—	—	—	(222,667)
Net income	—	—	—	395,847
Of which attributable to:	—	—	—
Luxottica stockholders	—	—	—	392,541
Non-controlling interests	—	—	—	3,306
Capital expenditures	(68,490)	(105,428)	—	(173,919)
Depreciation and amortization	(57,313)	(85,716)	(38,653)	(181,681)

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets not allocated to the segments.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items:

(Amounts in thousands of Euro)	As of June 30, 2015	As of December 31, 2014

Cash at bank	1,034,237	1,411,145
Checks	5,932	9,611
Cash and cash equivalents on hand	2,427	2,831

Total	1,042,596	1,453,587

        The reduction in cash and cash equivalents is mainly due to the payment of dividends to the Company's stockholders which occurred in May 2015.

        There is no restricted cash. On June 25, 2015 the Company signed an agreement to enhance the market liquidity of its shares in compliance with CONSOB's market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity. The agreement is between the Company and Kepler Capital Markets SA.

7. ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months:

(Amounts in thousands of Euro)	As of June 30, 2015	As of December 31, 2014

Accounts receivable	1,118,803	793,210
Allowance for doubtful accounts	(41,730)	(38,904)

Total accounts receivable	1,077,073	754,306

        The increase in accounts receivable is primarily due to (i) the increase in net sales during the first six months of 2015 and (ii) the seasonality of the Group's business which is generally characterized by higher sales in the first half of the year and collection of the related receivables in the second half of the year.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

8. INVENTORIES

        Inventories are comprised of the following items:

(Amounts in thousands of Euro)	As of June 30, 2015	As of December 31, 2014

Raw materials	200,582	186,593
Work in process	50,049	47,674
Finished goods	705,900	627,300
Less: inventory obsolescence reserves	(143,738)	(133,163)

Total	812,792	728,404

        The increase in inventories is primarily due to the effects of foreign currency fluctuations of Euro 20.9 million and to the launch of the new Michael Kors collection.

9. OTHER CURRENT ASSETS

        Other assets comprise the following items:

(Amounts in thousands of Euro)	As of June 30, 2015	As of December 31, 2014

Sales taxes receivable	31,729	40,494
Other assets	40,526	50,394
Total financial assets	72,255	90,888
Income tax receivable	12,023	50,356
Advances to suppliers	27,248	14,343
Prepaid expenses	74,634	44,771
Other assets	24,161	31,039
Total other assets	138,066	140,509

Total other current assets	210,321	231,397

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 1.7 million as of June 30, 2015 (Euro 1.0 million as of December 31, 2014), as well as other assets of the North America retail division totaling Euro 12.7 million as of June 30, 2015 (Euro 12.6 million as of December 31, 2014).

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 24.1 million as of June 30, 2015 (Euro 31.0 million as of December 31, 2014).

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk of these financial assets.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

10. PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2014
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Total as of January 1, 2014	456,011	425,898	26,252	275,075	1,183,236

Increases	20,405	35,555	7,522	53,698	117,181
Decreases/write downs	(610)	(2,285)	(2,893)	(1,809)	(7,597)
Business combinations	4	4,120	—	518	4,641
Translation difference and other	6,888	20,477	3,807	(25,293)	5,879
Depreciation expense	(28,935)	(48,885)	(776)	(27,887)	(106,483)

Total balance as of June 30, 2014	453,763	434,881	33,912	274,302	1,196,858

Of which:
Historical cost	927,267	1,159,674	45,971	635,387	2,768,299
Accumulated depreciation	(473,504)	(724,793)	(12,058)	(361,085)	(1,571,441)

Total as of June 30, 2014	453,763	434,881	33,912	274,302	1,196,858

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2015
Historical cost	1,032,956	1,303,833	46,300	700,746	3,083,835
Accumulated depreciation	(536,643)	(816,474)	(13,047)	(400,053)	(1,766,218)

Total as of January 1, 2015	496,313	487,359	33,253	300,693	1,317,617

Increases	17,790	35,420	—	85,954	139,164
Decreases/write downs	(4,380)	(971)	—	(2,739)	(8,090)
Business combinations	—	—	—	—	—
Translation difference and other	30,926	50,368	—	(12,360)	68,935
Depreciation expense	(35,522)	(60,122)	(975)	(37,310)	(133,929)

Total balance as of June 30, 2015	505,127	512,054	32,278	334,238	1,383,697

Of which:
Historical cost	1,076,769	1,410,630	46,300	773,559	3,307,258
Accumulated depreciation	(571,642)	(898,576)	(14,022)	(439,321)	(1,923,561)

Total as of June 30, 2015	505,127	512,054	32,278	334,238	1,383,697

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

10. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Of the total depreciation expense of Euro 133.9 million as of June 30, 2015 (Euro 106.5 million in the same period of 2014), Euro 46.5 million (Euro 39.8 million in the same period of 2014) is included in cost of sales, Euro 65.6 million (Euro 52.3 million in the same period of 2014) in selling expenses, Euro 5.2 million (Euro 3.3 million in the same period of 2014) in advertising expenses, and Euro 16.6 million (Euro 11.1 million in the same period of 2014) in general and administrative expenses.

        Capital expenditures in the first six months of 2015 and 2014 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores.

        Other equipment includes Euro 90.4 million for assets under construction as of June 30, 2015 (Euro 62.6 million as of December 31, 2014).

        Leasehold improvements totaled Euro 171.6 million and Euro 169.2 million as of June 30, 2015 and December 31, 2014, respectively.

11. GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets in the six months as of June 30, 2014 and as of June 30, 2015, were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2014
Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Total as of January 1, 2014	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Increases	—	17	—	—	57,024	57,041
Decreases/write downs	—	—	—	—	(648)	(648)
Business combinations	22,610	876	—	—	9,041	32,526
Translation difference and other	39,486	10,857	2,535	112	7,359	60,350
Impairment and amortization expense	—	(31,609)	(6,797)	(524)	(36,268)	(75,198)

Balance as of June 30, 2014	3,107,312	741,035	134,211	11,290	386,577	4,380,425

Historical cost	3,107,312	1,511,855	235,216	21,013	700,542	5,575,938
Accumulated amortization	—	(770,820)	(101,005)	(9,723)	(313,965)	(1,195,326)

Total Balance as of June 30, 2014	3,107,312	741,035	134,211	11,290	386,577	4,380,425

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

11. GOODWILL AND INTANGIBLE ASSETS (Continued)

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2015
Historical cost	3,351,263	1,628,250	258,145	23,639	829,944	6,091,241
Accumulated amortization	—	(854,562)	(118,507)	(11,529)	(370,880)	(1,355,477)

Total as of January 1, 2015	3,351,263	773,688	139,638	12,110	459,064	4,735,764

Increases	—	—	—	—	77,718	77,718
Decreases/write downs	—	—	—	—	(1,809)	(1,809)
Business combinations/disposals	—	—	—	—	—	—
Translation difference and other	192,712	49,594	8,690	1,032	28,535	280,563
Amortization expense	—	(35,801)	(7,850)	(643)	(57,492)	(101,786)

Balance as of June 30, 2015	3,543,975	787,554	140,478	12,499	506,017	4,990,523

Historical cost	3,543,975	1,719,649	275,110	25,650	941,275	6,505,659
Accumulated amortization	—	(932,094)	(134,633)	(13,151)	(435,258)	(1,515,136)

Total Balance as of June 30, 2015	3,543,975	787,554	140,478	12,499	506,017	4,990,523

        Of the total amortization expense of intangible assets as of June 30, 2015 of Euro 101.8 million (Euro 75.2 million in the same period of 2014), Euro 89.6 million (Euro 68.3 million in the same period of 2014) is included in general and administrative expenses, Euro 9.0 million (Euro 5.6 million in the same period of 2014) is included in selling expenses and Euro 3.2 million (Euro 1.3 million in the same period of 2014) is included in cost of sales.

        The increase in intangible assets is mainly due to the implementation of a new IT infrastructure.

12. INVESTMENTS

        Investments amounted to Euro 62.6 million (Euro 61.2 million as of December 31, 2014) and mainly related to investments in Eyebiz Laboratories Pty Limited for Euro 5.1 million (Euro 5.4 million as of December 31, 2014) and in Salmoiraghi & Viganò of Euro 43.9 million (Euro 42.6 million as of June 30, 2015 and December 31, 2014.)

13. OTHER NON-CURRENT ASSETS

(Amounts in thousands of Euro)	As of June 30, 2015	As of December 31, 2014

Other financial assets	85,294	83,739
Other assets	31,376	40,109

Total other non-current assets	116,670	123,848

        Other financial assets primarily include security deposits totaling Euro 37.3 million (Euro 33.7 million as of December 31, 2014).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

13. OTHER NON-CURRENT ASSETS (Continued)

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk of these financial assets.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 31.4 million (Euro 40.1 million as of December 31, 2014).

14. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of June 30, 2015 and December 31, 2014 is as follows:

(Amounts in thousands of Euro)	As of June 30, 2015	As of December 31, 2014

Deferred tax assets	199,723	188,199
Deferred tax liabilities	282,972	266,896

Deferred tax liabilities (net)	83,249	78,697

        Deferred income tax assets are recognized for temporary differences between the tax base and the accounting base of inventory, material and intangible assets, pension funds, tax losses that can be carried forward and of the risk provisions for each tax jurisdiction. Deferred tax liabilities are recognized for the temporary difference between the tax base value and the accounting base of material and intangible assets for each tax jurisdiction.

15. SHORT-TERM BORROWINGS

        Short-term borrowings at June 30, 2015, reflects current account overdrafts with various banks as well as uncommitted short-term lines of credit with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of June 30, 2015 and as of December, 31 2014, the Company had unused short-term lines of credit of approximately Euro 687.0 million and Euro 598.1 million, respectively.

        The Company and its wholly-owned Italian subsidiaries Luxottica S.r.l. and Luxottica Italia S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 246.3 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At June 30, 2015, these credit lines were utilized in the amount of Euro 0.1 million.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 116.2 million (USD 130.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At June 30, 2015, these credit lines were not utilized. There was Euro 39.2 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus a spread that may range from 0% to 0.50%, depending on the line of credit.

        The book value of short-term borrowings is approximately equal to their fair value.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group as further described below in Note 21 "Long-term debt."

17. ACCOUNTS PAYABLE

        Accounts payable were Euro 833.1 million as of June 30, 2015 (Euro 744.3 million as of December 31, 2014). The increase in accounts payable is primarily due to increased volumes in the first six months of 2015 and to the strengthening of certain currencies in which the Group operates.

        The carrying value of accounts payable is approximately equal to their fair value.

18. INCOME TAXES PAYABLE

        The balance is detailed below:

(Amounts in thousands of Euro)	As of June 30, 2015	As of December 31, 2014

Current year income taxes payable	159,717	77,806
Income tax advance payments	(36,728)	(35,203)

Total	122,989	42,603

        The expected tax rate for 2015 is 36.3%. The increase in income taxes payable is due to the timing of the tax payments in the different jurisdictions in which the Group operates.

19. SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688
Increases	4	4,911	23	17,720	15,516	38,174
Decreases	(72)	(4,867)	(26)	(8,760)	(9,633)	(23,358)
Foreign translation difference and other movements	1,346	(79)	94	6	407	1,775
Balance as of June 30, 2014	2,275	5,500	64,019	23,738	44,746	140,278

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2014	1,911	6,375	104,076	28,225	47,132	187,719
Increases	1,112	5,905	820	21,710	27,069	56,617
Decreases	—	(5,506)	(91,619)	(9,656)	(11,509)	(118,291)
Foreign translation difference and other movements	218	534	6,746	(1,218)	4,313	10,592
Balance as of June 30, 2015	3,242	7,309	20,023	39,060	67,005	136,639

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

19. SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES (Continued)

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

        The tax provision mainly comprises the accruals made in previous years related to a tax audit on Luxottica S.r.l. for fiscal years from 2008 to 2011. The decrease in 2015 is related to the payment of Euro 91.6 million for the audit of the tax years from 2008 to 2011.

20. OTHER LIABILITIES

        The balance is detailed below:

(Amounts in thousands of Euro)	As of June 30, 2015	As of December 31, 2014

Premiums and discounts	4,700	9,989
Leasing rental	23,590	19,405
Insurance	11,108	10,147
Sales taxes payable	52,160	40,237
Salaries payable	284,676	291,175
Due to social security authorities	39,447	41,106
Sales commissions payable	7,434	7,079
Royalties payable	2,266	2,298
Derivative financial liabilities	1,702	4,376
Other liabilities	168,240	151,526

Total financial liabilities	595,322	577,338

Deferred income	44,486	52,722
Other liabilities	6,505	5,995

Total liabilities	50,991	58,717

Total other current liabilities	646,314	636,055

21. LONG-TERM DEBT

        Long-term and short-term debt was Euro 2,360.9 million and Euro 2,315.2 million as of June 30, 2015 and December 31, 2014, respectively.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

21. LONG-TERM DEBT (Continued)

        The roll-forward of long-term and short-term debt in the first six months of 2015 and 2014 is as follows:

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2014	298,478	1,683,970	52,061	2,034,510

Proceeds from new and existing loans	—	494,655	1,511	496,166
Repayments	—	—	(13,281)	(13,281)
Loans assumed in business combinations	—	—	—	—
Amortization of fees and interests	823	7,108	—	7,931
Translation difference	—	5,590	(110)	5,479
Balance as of June 30, 2014	299,302	2,191,322	40,181	2,530,805

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2015	—	2,271,171	44,029	2,315,200

Proceeds from new and existing loans	—	—	13,626	13,626
Repayments	—	—	(22,651)	(22,651)
Loans assumed in business combinations	—	—	—	—
Amortization of fees and interests	—	(4,474)	—	(4,474)
Translation difference		55,492	3,682	59,175
Balance as of June 30, 2015	—	2,322,189	38,686	2,360,875

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see Note 3(f)—Default risk: negative pledges and financial covenants of the Notes to the Audited Consolidated Financial Statements as of December 31, 2014). As of June 30, 2015, the Group was in compliance with these financial covenants.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

21. LONG-TERM DEBT (Continued)

        The table below summarizes the Group's long-term debt as of June 30, 2015:

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of December 31, 2014	Maturity

Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	2.625%	2.625%	February 10, 2024

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. On January 20, 2014, the Notes were assigned an A-credit rating by Standard & Poor's and this rating remains unchanged.

        On April 17, 2012, the Group and U.S. Holdings entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. On February 27, 2015, the Group, terminated the multicurrency (Euro/USD) revolving credit facility with a stated maturity of April 10, 2019. As of the date of termination, the facility was undrawn.

        On April 29, 2013, the Group Board of Directors authorized a Euro 2.0 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are listed on the Luxembourg Stock Exchange.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. Interest on the Notes accrues at 2.625% per annum. The Notes were assigned an A-credit rating and this rating remains unchanged.

        The fair value of long-term debt as of June 30, 2015 was equal to Euro 2,523.0 million of which Euro 650.7 million was short-term debt (Euro 2,518.5 as of December 31, 2014). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt, and adjusted in order to take into account the Group's current credit rating. The fair value of long-term debt does not include capital lease obligations of Euro 37.9 million.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

21. LONG-TERM DEBT (Continued)

        Long-term debt, including capital lease obligations, as of June 30, 2015, matures as follows:

(Amounts in thousands of Euro)

July 2015 – June 2016	660,120
July 2016 – June 2017	50,987
July 2017 – June 2018	54,810
July 2018 – June 2019	686,366
subsequent years	919,512
Effect deriving from the adoption of the amortized cost method	(10,920)
Total	2,360,875

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

	(Amounts in thousands of Euro)	Notes	June 30, 2015	December 31, 2014

A	Cash and cash equivalents	6	1,042,596	1,453,587
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	1,665	1,008
D	Availabilities (A) + (B) + (C)		1,044,261	1,454,595
E	Current Investments
F	Bank overdrafts	15	128,672	151,303
G	Current portion of long-term debt	16	660,120	626,788
H	Hedging instruments on foreign exchange rates	20	1,702	4,376
I	Hedging instruments on interest rates	20	—	—
J	Current Liabilities (F) + (G) + (H) + (I)		790,494	782,467
K	Net Liquidity (J) – (E) – (D)		(253,767)	(672,128)
L	Long-term debt	21	28,067	21,848
M	Notes payables	21	1,672,689	1,666,567
N	Hedging instruments on interest rates		—	—
O	Total Non-Current Liabilities (L) + (M) + (N)		1,700,756	1,688,415
P	Net Financial Position (K) + (O)		1,446,989	1,016,287

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

21. LONG-TERM DEBT (Continued)

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	June 30, 2015	December 31, 2014

Net Financial Position, as presented in the Notes	1,446,989	1,016,287

Hedging instruments on foreign exchange rates	1,665	1,008
Hedging instruments on interest rates—ST	—	—
Hedging instruments on foreign exchange rates	(1,702)	(4,376)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,446,952	1,012,918

        Interest accrued and not yet paid of Euro 36.0 million (Euro 39.8 million as of December 31, 2014) is classified under current liabilities. Interest accrued and not yet paid was classified under non-current liabilities as of December 31, 2014.

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13—Fair Value.

        IFRS 13 refer to valuation hierarchy techniques that are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

  a)
  Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

  b)
  Utilization of valuation techniques that are primarily based on observable market prices; and

  c)
  Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on June 30, 2015 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

21. LONG-TERM DEBT (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		June 30, 2015
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	1,665	—	1,665	—
Foreign Exchange Contracts	Other current liabilities	1,702	—	1,702	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2014
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	1,008	—	1,008	—
Foreign Exchange Contracts	Other current liabilities	4,376	—	4,376	—

        As of June 30, 2015 and December 31, 2014 the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using valuation techniques based on observable market data.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including yield curves and spot and forward prices.

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 97.7 million (Euro 138.5 million as of December 31, 2014). The balance mainly included liabilities for termination indemnities of Euro 48.1 million (Euro 51.2 million as of December 31, 2014) and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 49.6 million (Euro 87.3 million as of December 31, 2014). The decrease as of June 30, 2015 compared to 2014 is mainly due to the increase in the discount rates used to calculate the liability.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

23. NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of January 1, 2014	9,944	23,481	45,556	18,563	97,544

Increases	2,215	3,622	—	622	6,459
Decreases	(2,473)	(3,867)	(328)	(824)	(6,836)
Business combinations	—	—	—	—	—
Translation difference and other movements	(190)	369	2,884	6,231	9,294

Balance as of June 30, 2014	9,496	23,605	48,767	24,592	106,461

Balance as of January 1, 2015	10,755	24,548	48,771	15,149	99,223
Increases	712	5,854	—	1,996	8,563
Decreases	(1,307)	(5,135)	(305)	(793)	(7,540)
Business combinations	—	—	—	—	—
Translation difference and other movements	(1,454)	2,087	(4,861)	(67)	(4,294)

Balance as of June 30, 2015	8,706	27,353	43,606	16,286	95,950

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.7 million (Euro 5.7 million as of December 31, 2014) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 0.6 million (Euro 0.4 million as of December 31, 2014).

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 90.6 million and Euro 83.8 million as of June 30, 2015 and December 31, 2014, respectively.

        The balance mainly includes "Other liabilities" of the North American retail divisions of Euro 43.7 million and Euro 41.9 million as of June 30, 2015 and December 31, 2014, respectively.

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of June 30, 2015 amounted to Euro 28,993,602.30 and was comprised of 483,226,705 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of January 1, 2015 amounted to Euro 28,900,294.98 and was comprised of 481,671,583 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 1,555,122 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 93,307 during the first six months of 2015.

        The total options exercised in the first six months of 2015 were 1,555,122, of which 25,000 refer to the 2008 grant 100,000 refer to the Extraordinary 2009 grant (reassignment of the 2006 performance grant), 50,000 refer to the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 25,272 refer to

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

the 2009 ordinary grant, 143,500 refer to the 2010 ordinary grant, 261,000 refer to the 2011 ordinary grant and 950,350 refer to the 2012 ordinary grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury shares

        Treasury shares were equal to Euro (68.0) million as of June 30, 2015 (Euro (73.9) million as of December 31, 2014). The decrease of Euro 5.9 million was primarily due to grants to certain top executives equaling 498,778 treasury shares in the amount of Euro 9.7 million as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2012 Performance Share Plan ("PSP"). This amount was partially offset by the purchase of 62,628 treasury shares for Euro 3.8 million. As a result, the number of Group treasury shares was reduced from 3,647,725 as of December 31, 2014 to 3,211,575 as of June 30, 2015.

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 3.8 million and Euro 7.3 million as of June 30, 2015 and December 31, 2014, respectively. The reduction was mainly due to the change in the scope of entities consolidated into the Group of Euro 3.6 million.

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Section 3—"Financial Results" in the Management Report on the Interim Financial Results as of June 30, 2015.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

28. COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 466.2 million as of June 30, 2015 and Euro 536.9 million as of December 31, 2014.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1.422,7 million as of June 30, 2015 and Euro 1,332.8 million as of December 31, 2014.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 209.6 million as of June 30, 2015 and Euro 223.8 million as of December 31, 2014.

Guarantees

        The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for four stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At June 30, 2015, the Group's maximum liability amounted to Euro 0.3 million (Euro 1.0 million at December 31, 2014).

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 4.1 million (USD 4.6 million) at June 30, 2015 Euro 3.3 million at December 31, 2014 (USD 4.0 million). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been recorded based on the present value of the estimated fair value of the commitments related to the stipulated guarantees. This liability is not significant to the interim financial results as of June 30, 2015 and as of December 31, 2014. The liability expires at various dates through October 23, 2025.

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an investigation conducted by the French Competition Authority ("FCA") relating to pricing and sales practices in such industry. The investigation is ongoing. In May 2015, the Company received a Statement of Objections from the FCA. This document contains the FCA's preliminary position on alleged anti-competitive practices and it does not prejudice its final decision.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

28. COMMITMENTS AND RISKS (Continued)

        Luxottica has examined the FCA's preliminary findings reported in the Statement of Objections and will vigorously defend itself against the allegations.

        No provision has been booked by the Group as this matter is at an early stage which makes it not possible to assess the probability and range of potential liability. If the FCA concludes that there was a violation, it will impose a fine, which may be contested in court. Such fine, assuming it was upheld by the court, could have a material effect on the Company's results of operations and financial condition.

Other proceedings

        The Company and its subsidiaries are defendants in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

29. RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by Claudio Del Vecchio who is related to the Chairman of the Group. Royalties paid under this agreement to BBG were Euro 0.0 million in 2015 and Euro 0.4 million in the same period of 2014. Management believes that the terms of the license agreement are fair to the Company.

Lease of corporate offices

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Luigi Cadorna 3, Milan. The lease will be for a period of seven years and 5 months and will be renewable for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which through Delfin S.àr.l, is ultimately controlled by the Company's Chairman Leonardo Del Vecchio and therefore the lease agreement is a transaction with related parties. In accordance with the procedure on related parties adopted by the Company and Consob regulation n. 17221/2010 and in light of the contract balance, the agreement qualifies as a minor transaction with related parties. On June 30, 2014, the Risk and Control Committee, solely composed of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering into this transaction as well as on the convenience and fairness of the related conditions. In the first six months of 2015 the Company incurred an expense for the lease of the building of Euro 1.9 million.

Guarantee from Delfin

        Delfin S.à r.l. agreed to reimburse the Company, on a pro-rata basis, for any bonus paid by the Company to Adil Mehboob-Khan should he resign on or before December 31, 2017. The reimbursement obligation equals Euro 7.0 million if Mr. Mehboob-Khan resigns in 2015, Euro 4.7 million if he resigns in 2016 and Euro 2.3 million if he resigns in 2017. Delfin's reimbursement obligation does not apply if Mr. Mehboob-Khan's employment is terminated for good cause.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

29. RELATED PARTY TRANSACTIONS (Continued)

Granting of shares to employees

        On May 4, 2015 the Board of Directors of Luxottica Group S.p.A. approved the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of its Chairman and Founder, Mr. Leonardo Del Vecchio. The share award has a value of approximately Euro 9 million and equaled an aggregate maximum amount of 140,000 Luxottica Group treasury shares. Delfin S.à.r.l. assumed all costs and expenses related to the share grant.

        A summary of related party transactions as of June 30, 2014 and 2015 is provided below:

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of June 30, 2015 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	215	285	91	325
Eyebiz Laboratories Pty Limited	3,166	36,368	9,043	21,101
Salmoiraghi & Viganò	9,258	—	55,301	—
Others	1,222	3,854	3,134	560

Total	13,861	40,507	67,569	21,986

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of June 30, 2014 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	233	315	10	276
Eyebiz Laboratories Pty Limited	2,585	24,526	8,992	9,443
Salmoiraghi & Viganò	14,885	—	53,042	—
Others	1,286	608	2,957	438

Total	18,990	25,449	65,001	10,157

        Total remuneration due to key managers amounted to approximately Euro 22.4 million (Euro 17.8 million at June 30, 2014).

        In the first six months of 2015, transactions with related parties resulted in cash outflows of approximately Euro 29.5 million.

30. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for the first six months of 2015 and 2014 amounting to Euro 505.1 million and Euro 392.5 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in the first six months of 2015 were equal to Euro 1.05, compared to Euro 0.83 in the same period of 2014. Diluted earnings per share as of June 30, 2015 were equal to Euro 1.05 compared to Euro 0.82 in the same period of 2014.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

30. EARNINGS PER SHARE (Continued)

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	June 30, 2015	June 30, 2014

Weighted average shares outstanding—basic	478,819,264	474,464,497
Effect of dilutive stock options	1,944,202	3,453,178
Weighted average shares outstanding—dilutive	480,763,466	477,917,675
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	2,431,136	1,881,317

31. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first six months of 2015 or 2014.

32. NON-RECURRING TRANSACTIONS

        During the second quarter of 2015, the Group incurred non-recurring expenses related to the integration of Oakley and other minor projects with a Euro 20.4 million impact on operating income and an approximately Euro 19.6 million impact on net income. These costs primarily relate to severance expenses and asset write-offs. Costs related to the Oakley integration and other minor projects will continue in the second half of 2015. The Group estimates that expenses expected to be incurred in the second half of 2015 to complete the Oakley integration and other minor projects will equal approximately Euro 50 million.

33. SHARE-BASED PAYMENTS

        On April 29, 2014, the Performance Shares Plan—2013/2017 PSP Plan (hereinafter the "2013 PSP") for senior managers and employees of the Company that are identified by the Board of Directors was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board of Directors are achieved over a specified three-year period.

        On May 4, 2015, the Board of Directors granted certain key employees 1,581,960 rights to receive ordinary shares ("units") pursuant to the 2013 PSP plan.

        The fair value of the units granted under the 2013 PSP plan was Euro 57.57 per unit. The fair value was estimated on the grant date using the binomial model and the following weighted average assumptions:

Share Price at grant date	60.02
Expected life	3 years
Dividend Yield	1.39%

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2015

34. SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 49.7 percent and 49.2 percent of our net sales in the first six months of 2015 and 2014, respectively.

35. SUBSEQUENT EVENTS

        On July 1, 2015, the Series B Senior Unsecured Notes issued in a private placement by U.S. Holdings on July 1, 2008 matured and were fully repaid in the amount of U.S.$ 127.0 million.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of June 30, 2015	Final exchange rate as of June 30, 2015	Average exchange rate as of June 30, 2014	Final exchange rate as of December 31, 2014

(per €1)
Argentine Peso	9.8397	10.1653	10.7293	10.2755
Australian Dollar	1.4261	1.4550	1.4989	1.4829
Brazilian Real	3.3101	3.4699	3.1499	3.2207
Canadian Dollar	1.3774	1.3839	1.5029	1.4063
Chilean Peso	693.3432	714.9210	757.7884	737.2970
Chinese Renminbi	6.9408	6.9366	8.4500	7.5358
Colombian Peso	2,772.6446	2,896.4500	2,686.0964	2,892.2600
Croatian Kuna	7.6277	7.5948	7.6247	7.6580
Great Britain Pound	0.7323	0.7114	0.8213	0.7789
Hong Kong Dollar	8.6517	8.6740	10.6292	9.4170
Hungarian Forint	307.5057	314.9300	306.9310	315.5400
Indian Rupee	70.1244	71.1873	83.2892	76.7190
Israeli Shekel	4.3635	4.2211	4.7706	4.7200
Japanese Yen	134.2042	137.0100	140.4028	145.2300
Malaysian Ringgit	4.0621	4.2185	4.4771	4.2473
Mexican Peso	16.8887	17.5332	17.9747	17.8679
Namibian Dollar	13.3048	13.6416	14.6758	14.0353
New Zealand Dollar	1.5063	1.6548	1.6149	1.5525
Norwegian Krona	8.6483	8.7910	8.2766	9.0420
Peruvian Nuevo Sol	3.4583	3.5533	3.8378	3.6327
Polish Zloty	4.1409	4.1911	4.1755	4.2732
Russian Ruble	64.6407	62.3550	47.9924	72.3370
Singapore Dollar	1.5061	1.5068	1.7279	1.6058
South African Rand	13.3048	13.6416	14.6758	14.0353
South Korean Won	1,227.3118	1,251.2700	1,438.2898	1,324.8000
Swedish Krona	9.3401	9.2150	8.9535	9.3930
Swiss Franc	1.0567	1.0413	1.2215	1.2024
Taiwan Dollar	34.8158	34.5487	41.3844	38.4133
Thai Baht	36.7826	37.7960	44.6170	39.9100
Turkish Lira	2.8626	2.9953	2.9678	2.8320
U.S. Dollar	1.1158	1.1189	1.3703	1.2141
United Arab Emirates Dirham	4.0967	4.1075	5.0333	4.4594

Attachment 2

        In compliance with Consob Regulation no. 6064293 dated July 28, 2006, the following table includes a list of Luxottica Group S.p.A. investments as of June 30, 2015. For each investment, the list provides the company's name, address, share capital, shares held directly and indirectly by the parent company and each of the subsidiaries and the applicable consolidation method. In particular, all the companies listed below are consolidated on a line-item basis, except for those indicated with "***" which are consolidated using the equity method of accounting.

Company	Shareholder	Registred address	Share capital in local currency	Share capital	Direct % of ownership	Group % of Ownership

1242 PRODUCTIONS INC	OAKLEY INC	TUMWATER-WASHINGTON	USD	100,000.00	100.00	100.00
AIR SUN	SUNGLASS HUT TRADING LLC	MASON-OHIO	USD	1.00	70.00	70.00
ALAIN MIKLI INTERNATIONAL SASU	LUXOTTICA GROUP SPA	PARIS	EUR	4,459,786.64	100.00	100.00
ARNETTE OPTIC ILLUSIONS INC	LUXOTTICA US HOLDINGS CORP	LOS ANGELES-CALIFORNIA	USD	1.00	100.00	100.00
AUTANT POUR VOIR QUE POUR ETRE' VUES SARL	ALAIN MIKLI INTERNATIONAL SASU	PARIS	EUR	15,245.00	100.00	100.00
BEIJING SI MING DE TRADING CO LTD(*)	SPV ZETA Optical Trading (Beijing) Co Ltd	BEIJING	CNR	30,000.00	100.00	100.00
BUDGET EYEWEAR AUSTRALIA PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	341,762.00	100.00	100.00
BUDGET SPECS (FRANCHISING) PTY LTD	BUDGET EYEWEAR AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2.00	100.00	100.00
CENTRE PROFESSIONNEL DE VISION USSC INC	THE UNITED STATES SHOE CORPORATION	MISSISSAUGA-ONTARIO	CAD	1.00	100.00	100.00
COLE VISION SERVICES INC	EYEMED VISION CARE LLC	DOVER-DELAWARE	USD	10.00	100.00	100.00
COLLEZIONE RATHSCHULER SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	10,000.00	100.00	100.00
DAVID CLULOW BRIGHTON LIMITED(***)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	100.00	100.00
DAVID CLULOW COBHAM LIMITED(***)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	100.00	100.00
DAVID CLULOW LOUGHTON LIMITED(***)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW MARLOW LIMITED(***)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW NEWBURY LIMITED(***)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW OXFORD LIMITED(***)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW RICHMOND LIMITED(***)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	100.00	100.00
DAVID CLULOW WIMBLEDON LIMITED(***)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DEVLYN OPTICAL LLC(***)	LUXOTTICA RETAIL NORTH AMERICA INC	HOUSTON	USD	100.00	30.00	30.00
ENTERPRISES OF LENSCRAFTERS LLC	LUXOTTICA RETAIL NORTH AMERICA INC	CLEVELAND-OHIO	USD	1,000.00	100.00	100.00
EYE SAFETY SYSTEMS INC	OAKLEY INC	DOVER-DELAWARE	USD	1.00	100.00	100.00

Company	Shareholder	Registred address	Share capital in local currency	Share capital	Direct % of ownership	Group % of Ownership

EYEBIZ LABORATORIES PTY LIMITED(***)	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	10,000,005.00	30.00	30.00
EYEMED INSURANCE COMPANY	LUXOTTICA US HOLDINGS CORP	PHOENIX-ARIZONA	USD	250,000.00	100.00	100.00
EYEMED VISION CARE HMO OF TEXAS INC	THE UNITED STATES SHOE CORPORATION	DALLAS-TEXAS	USD	1,000.00	100.00	100.00
EYEMED VISION CARE IPA LLC	EYEMED VISION CARE LLC	NEW YORK-NEW YORK	USD	1.00	100.00	100.00
EYEMED VISION CARE LLC	LUXOTTICA RETAIL NORTH AMERICA INC	DOVER-DELAWARE	USD	1.00	100.00	100.00
EYEMED/ LCA—VISION LLC	EYEMED VISION CARE LLC	RENO-NEVADA	USD	2.00	50.00	50.00
EYEXAM OF CALIFORNIA INC	THE UNITED STATES SHOE CORPORATION	LOS ANGELES-CALIFORNIA	USD	10.00	100.00	100.00
FIRST AMERICAN ADMINISTRATORS INC	EYEMED VISION CARE LLC	PHOENIX-ARIZONA	USD	1,000.00	100.00	100.00
GIBB AND BEEMAN PTY LIMITED	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	399,219.00	100.00	100.00
GLASSES.COM INC	LUXOTTICA US HOLDINGS CORP	CLEVELAND OHIO	USD	100.00	100.00	100.00
GUANGZHOU MING LONG OPTICAL TECHNOLOGY CO LTD	LUXOTTICA (CHINA) INVESTMENT CO LTD	GUANGZHOU CITY	CNR	645,500,000.00	100.00	100.00
JUST SPECTACLES (FRANCHISOR) PTY LTD	OF PTY LTD	MACQUARIE PARK-NSW	AUD	200.00	100.00	100.00
JUST SPECTACLES PTY LTD	OF PTY LTD	MACQUARIE PARK—NSW	AUD	2,000.00	100.00	100.00
LAUBMAN AND PANK PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2,370,448.00	100.00	100.00
LENSCRAFTERS INTERNATIONAL INC	THE UNITED STATES SHOE CORPORATION	CLEVELAND-OHIO	USD	500.00	100.00	100.00
LRE LLC	LUXOTTICA RETAIL NORTH AMERICA INC	CLEVELAND-OHIO	USD	1.00	100.00	100.00
LUNETTES BERLIN GMBH	ALAIN MIKLI INTERNATIONAL SASU	BERLIN	EUR	25,000.00	100.00	100.00
LUNETTES GROUP LIMITED	LUXOTTICA RETAIL HONG KONG LIMITED	TAIPA	MOP	1,000,000.00	99.00	100.00
	LUXOTTICA HONG KONG WHOLESALE LIMITED	TAIPA	MOP	1,000,000.00	1.00	100.00
LUNETTES HONG KONG LIMITED	ALAIN MIKLI INTERNATIONAL SASU	KOWLOON, HONG KONG	HKD	10,000.00	100.00	100.00
LUNETTES TAIPEI LTD	ALAIN MIKLI INTERNATIONAL SASU	TAIPEI	TWD	5,000,000.00	100.00	100.00
LUXOTTICA (CHINA) INVESTMENT CO LTD	LUXOTTICA TRADING AND FINANCE LIMITED	SHANGHAI	CNR	1,434,458,960.05	100.00	100.00
LUXOTTICA (SHANGHAI) TRADING CO LTD	LUXOTTICA HOLLAND BV	SHANGHAI	CNR	109,999,700.00	100.00	100.00
LUXOTTICA (SWITZERLAND) AG	LUXOTTICA GROUP SPA	ZURICH	CHF	100,000.00	100.00	100.00
LUXOTTICA ARGENTINA SRL	LUXOTTICA GROUP SPA	BUENOS AIRES	ARS	7,159,251.00	93.99	100.00
	LUXOTTICA SRL	BUENOS AIRES	ARS	7,159,251.00	6.01	100.00
LUXOTTICA AUSTRALIA PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	1,715,000.00	100.00	100.00

Company	Shareholder	Registred address	Share capital in local currency	Share capital	Direct % of ownership	Group % of Ownership

LUXOTTICA BELGIUM NV	LUXOTTICA GROUP SPA	BERCHEM	EUR	62,000.00	99.00	100.00
	LUXOTTICA SRL	BERCHEM	EUR	62,000.00	1.00	100.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	OAKLEY CANADA INC	SAN PAOLO	BRL	893,457,587.00	42.01	100.00
	LUXOTTICA GROUP SPA	SAN PAOLO	BRL	893,457,587.00	57.99	100.00
	LUXOTTICA SRL	SAN PAOLO	BRL	893,457,587.00	0.00	100.00
LUXOTTICA CANADA INC	LUXOTTICA GROUP SPA	NEW BRUNSWICK	CAD	200.00	100.00	100.00
LUXOTTICA CENTRAL EUROPE KFT	LUXOTTICA HOLLAND BV	BUDAPEST	HUF	3,000,000.00	100.00	100.00
LUXOTTICA CHILE SPA	SUNGLASS HUT IBERIA SLU	SANTIAGO	CLP	455,000,000.00	100.00	100.00
LUXOTTICA COLOMBIA SAS	LUXOTTICA GROUP SPA	BOGOTA'	COP	3,500,000,000.00	100.00	100.00
LUXOTTICA COMMERCIAL SERVICE (DONGGUAN) CO LTD	LUXOTTICA TRADING AND FINANCE LIMITED	DONGGUAN CITY, GUANGDONG	CNR	3,000,000.00	100.00	100.00
Luxottica ExTrA Limited	LUXOTTICA TRADING AND FINANCE LIMITED	DUBLIN 2	EUR	1.00	100.00	100.00
LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH	LUXOTTICA GROUP SPA	GRASBRUNN	EUR	230,081.35	100.00	100.00
LUXOTTICA FRAMES SERVICE SA DE CV	LUXOTTICA MEXICO SA DE CV	MEXICO CITY	MXN	2,350,000.00	99.98	100.00
	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	2,350,000.00	0.02	100.00
LUXOTTICA FRANCE SASU	LUXOTTICA GROUP SPA	VALBONNE	EUR	534,000.00	100.00	100.00
LUXOTTICA FRANCHISING AUSTRALIA PTY LIMITED	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2.00	100.00	100.00
LUXOTTICA FRANCHISING CANADA INC	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	NEW BRUNSWICK	CAD	1,000.00	100.00	100.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	LUXOTTICA SRL	CIGLI-IZMIR	LTL	10,390,459.89	0.00	100.00
	LUXOTTICA LEASING SRL	CIGLI-IZMIR	LTL	10,390,459.89	0.00	100.00
	LUXOTTICA GROUP SPA	CIGLI-IZMIR	LTL	10,390,459.89	64.84	100.00
	SUNGLASS HUT NETHERLANDS BV	CIGLI-IZMIR	LTL	10,390,459.89	35.16	100.00
	LUXOTTICA HOLLAND BV	CIGLI-IZMIR	LTL	10,390,459.89	0.00	100.00
LUXOTTICA HELLAS AE	LUXOTTICA GROUP SPA	PALLINI	EUR	1,752,900.00	70.00	70.00
LUXOTTICA HOLLAND BV	LUXOTTICA GROUP SPA	AMSTERDAM	EUR	45,000.00	100.00	100.00
LUXOTTICA HONG KONG WHOLESALE LIMITED	LUXOTTICA TRADING AND FINANCE LIMITED	KOWLOON	HKD	10,000,000.00	100.00	100.00
LUXOTTICA IBERICA SAU	LUXOTTICA GROUP SPA	BARCELONA	EUR	1,382,901.00	100.00	100.00
LUXOTTICA INDIA EYEWEAR PRIVATE LIMITED	LUXOTTICA LEASING SRL	GURGAON-HARYANA	RUP	1,330,400.00	0.00	100.00
	LUXOTTICA HOLLAND BV	GURGAON-HARYANA	RUP	1,330,400.00	100.00	100.00
LUXOTTICA INTERNATIONAL DISTRIBUTION SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	50,000.00	100.00	100.00
LUXOTTICA ITALIA SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	5,000,000.00	100.00	100.00
LUXOTTICA KOREA LTD	LUXOTTICA GROUP SPA	SEOUL	KRW	120,000,000.00	100.00	100.00
LUXOTTICA LEASING SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	36,000,000.00	100.00	100.00
LUXOTTICA MEXICO SA DE CV	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	342,000,000.00	96.00	100.00
	LUXOTTICA SRL	MEXICO CITY	MXN	342,000,000.00	4.00	100.00

Company	Shareholder	Registred address	Share capital in local currency	Share capital	Direct % of ownership	Group % of Ownership

LUXOTTICA MIDDLE EAST FZE	LUXOTTICA GROUP SPA	DUBAI	AED	1,000,000.00	100.00	100.00
LUXOTTICA NEDERLAND BV	LUXOTTICA GROUP SPA	HEEMSTEDE	EUR	453,780.22	100.00	100.00
LUXOTTICA NORDIC AB	LUXOTTICA GROUP SPA	STOCKHOLM	SEK	250,000.00	100.00	100.00
LUXOTTICA NORGE AS	LUXOTTICA GROUP SPA	DRAMMEN	NOK	100,000.00	100.00	100.00
LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	LUXOTTICA USA LLC	DOVER-DELAWARE	USD	1.00	100.00	100.00
LUXOTTICA NORTH EUROPE LTD	LUXOTTICA GROUP SPA	S. ALBANS-HERTFORDSHIRE	GBP	90,000.00	100.00	100.00
LUXOTTICA OPTICS LTD	LUXOTTICA GROUP SPA	TEL AVIV	ILS	43.50	100.00	100.00
LUXOTTICA POLAND SP ZOO	LUXOTTICA GROUP SPA	CRACOV	PLN	390,000.00	25.00	100.00
	LUXOTTICA HOLLAND BV	CRACOV	PLN	390,000.00	75.00	100.00
LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA	LUXOTTICA GROUP SPA	LISBON	EUR	700,000.00	99.79	100.00
	LUXOTTICA SRL	LISBON	EUR	700,000.00	0.21	100.00
LUXOTTICA RETAIL AUSTRALIA PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	307,796.00	100.00	100.00
LUXOTTICA RETAIL CANADA INC	LENSCRAFTERS INTERNATIONAL INC	NEW BRUNSWICK	CAD	12,671.00	52.91	100.00
	THE UNITED STATES SHOE CORPORATION	NEW BRUNSWICK	CAD	12,671.00	43.82	100.00
	LUXOTTICA RETAIL NORTH AMERICA INC	NEW BRUNSWICK	CAD	12,671.00	3.27	100.00
LUXOTTICA RETAIL FRANCHISING AUSTRALIA PTY LIMITED	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2.00	100.00	100.00
LUXOTTICA RETAIL HONG KONG LIMITED	PROTECTOR SAFETY INDUSTRIES PTY LTD	HONG KONG-HONG KONG	HKD	149,127,000.00	100.00	100.00
LUXOTTICA RETAIL NEW ZEALAND LIMITED	PROTECTOR SAFETY INDUSTRIES PTY LTD	AUCKLAND	NZD	67,700,100.00	100.00	100.00
LUXOTTICA RETAIL NORTH AMERICA INC	THE UNITED STATES SHOE CORPORATION	CLEVELAND-OHIO	USD	1.00	100.00	100.00
LUXOTTICA RETAIL UK LTD	LUXOTTICA GROUP SPA	ST ALBANS-HERTFORDSHIRE	GBP	24,410,765.00	68.00	100.00
	SUNGLASS HUT TRADING LLC	ST ALBANS-HERTFORDSHIRE	GBP	24,410,765.00	0.86	100.00
	SUNGLASS HUT OF FLORIDA INC	ST ALBANS-HERTFORDSHIRE	GBP	24,410,765.00	31.14	100.00
LUXOTTICA RUS LLC	SUNGLASS HUT NETHERLANDS BV	MOSCOW	RUB	393,000,000.00	99.69	100.00
	LUXOTTICA HOLLAND BV	MOSCOW	RUB	393,000,000.00	0.31	100.00
LUXOTTICA SOUTH AFRICA PTY LTD	LUXOTTICA GROUP SPA	CAPE TOWN—OBSERVATORY	ZAR	2,200.02	100.00	100.00
LUXOTTICA SOUTH EAST ASIA PTE LTD	LUXOTTICA HOLLAND BV	SINGAPORE	SGD	1,360,000.00	100.00	100.00
LUXOTTICA SOUTH EASTERN EUROPE LTD	LUXOTTICA HOLLAND BV	NOVIGRAD	HRK	1,000,000.00	100.00	100.00
LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	LUXOTTICA GROUP SPA	MACQUARIE PARK-NSW	AUD	322,797,001.00	100.00	100.00

Company	Shareholder	Registred address	Share capital in local currency	Share capital	Direct % of ownership	Group % of Ownership

LUXOTTICA SOUTH PACIFIC PTY LIMITED	LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	MACQUARIE PARK-NSW	AUD	460,000,001.00	100.00	100.00
LUXOTTICA SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	10,000,000.00	100.00	100.00
LUXOTTICA SUN CORP	LUXOTTICA US HOLDINGS CORP	DOVER-DELAWARE	USD	1.00	100.00	100.00
LUXOTTICA TRADING AND FINANCE LIMITED	LUXOTTICA GROUP SPA	DUBLINO	EUR	626,543,403.00	100.00	100.00
LUXOTTICA TRISTAR (DONGGUAN) OPTICAL CO LTD	LUXOTTICA HOLLAND BV	DON GUAN CITY	USD	96,000,000.00	100.00	100.00
LUXOTTICA US HOLDINGS CORP	LUXOTTICA GROUP SPA	DOVER-DELAWARE	USD	100.00	100.00	100.00
LUXOTTICA USA LLC	ARNETTE OPTIC ILLUSIONS INC	NEW YORK-NY	USD	1.00	100.00	100.00
LUXOTTICA VERTRIEBSGESELLSCHAFT MBH	LUXOTTICA GROUP SPA	VIENNA	EUR	508,710.00	100.00	100.00
LUXOTTICA WHOLESALE (THAILAND) LTD	LUXOTTICA GROUP SPA	BANGKOK	THB	100,000,000.00	100.00	100.00
	LUXOTTICA HOLLAND BV	BANGKOK	THB	100,000,000.00	0.00	100.00
	LUXOTTICA SRL	BANGKOK	THB	100,000,000.00	0.00	100.00
LUXOTTICA WHOLESALE MALAYSIA SDN BHD	LUXOTTICA GROUP SPA	KUALA LUMPUR	MYR	4,500,000.00	100.00	100.00
LVD SOURCING LLC	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	DOVER-DELAWARE	USD	5,000.00	51.00	51.00
MDD OPTIC DIFFUSION GMBH	ALAIN MIKLI INTERNATIONAL SASU	MUNICH	EUR	25,000.00	100.00	100.00
MDE DIFUSION OPTIQUE SLU	ALAIN MIKLI INTERNATIONAL SASU	BARCELONA	EUR	4,000.00	100.00	100.00
MDI DIFFUSIONE OTTICA SRL	ALAIN MIKLI INTERNATIONAL SASU	AGORDO	EUR	10,000.00	100.00	100.00
MIKLI (HONG KONG) LIMITED	ALAIN MIKLI INTERNATIONAL SASU	KOWLOON, HONG KONG	HKD	1,000,000.00	100.00	100.00
MIKLI ASIA LIMITED	ALAIN MIKLI INTERNATIONAL SASU	KOWLOON, HONG KONG	HKD	100.00	100.00	100.00
MIKLI CHINA LTD	MIKLI ASIA LIMITED	SHANGHAI	CNR	1,000,000.00	100.00	100.00
MIKLI DIFFUSION FRANCE SASU	ALAIN MIKLI INTERNATIONAL SASU	PARIS	EUR	1,541,471.20	100.00	100.00
MIKLI JAPON KK	ALAIN MIKLI INTERNATIONAL SASU	TOKYO	JPY	85,800,000.00	100.00	100.00
MIKLI MANAGEMENT SERVICES LIMITED	MIKLI ASIA LIMITED	KOWLOON, HONG KONG	HKD	1,000,000.00	100.00	100.00
MIKLI TAIWAN LTD	MIKLI ASIA LIMITED	TAIPEI	TWD	500,000.00	100.00	100.00
MIRARI JAPAN CO LTD	LUXOTTICA HOLLAND BV	TOKYO	JPY	473,700,000.00	84.17	100.00
	LUXOTTICA GROUP SPA	TOKYO	JPY	473,700,000.00	15.83	100.00
MKL MACAU LIMITED	ALAIN MIKLI INTERNATIONAL SASU	MACAU	MOP	100,000.00	99.00	100.00
	LUXOTTICA GROUP SPA	MACAU	MOP	100,000.00	1.00	100.00
MY-OP (NY) LLC	OLIVER PEOPLES INC	DOVER-DELAWARE	USD	1.00	100.00	100.00
OAKLEY (SCHWEIZ) GMBH	OAKLEY INC	ZURICH	CHF	20,000.00	100.00	100.00
OAKLEY AIR JV	OAKLEY SALES CORP	CHICAGO-ILLINOIS	USD	1.00	70.00	70.00
OAKLEY CANADA INC	OAKLEY INC	SAINT LAUREN-QUEBEC	CAD	80,107,907.00	100.00	100.00

Company	Shareholder	Registred address	Share capital in local currency	Share capital	Direct % of ownership	Group % of Ownership

OAKLEY EDC INC	OAKLEY INC	OLYMPIA-WASHINGTON	USD	1,000.00	100.00	100.00
OAKLEY EUROPE SNC	OAKLEY HOLDING SASU	ANNECY	EUR	25,157,390.20	100.00	100.00
OAKLEY GMBH	OAKLEY INC	MONACO	EUR	25,000.00	100.00	100.00
OAKLEY HOLDING SASU	OAKLEY INC	ANNECY	EUR	6,129,050.00	100.00	100.00
OAKLEY ICON LIMITED	LUXOTTICA TRADING AND FINANCE LIMITED	DUBLIN 2	EUR	1.00	100.00	100.00
OAKLEY INC	LUXOTTICA US HOLDINGS CORP	OLYMPIA-WASHINGTON	USD	10.00	100.00	100.00
OAKLEY IRELAND OPTICAL LIMITED	OAKLEY INC	DUBLIN 2	EUR	225,000.00	100.00	100.00
OAKLEY JAPAN KK	OAKLEY INC	TOKYO	JPY	10,000,000.00	100.00	100.00
OAKLEY SALES CORP	OAKLEY INC	OLYMPIA-WASHINGTON	USD	1,000.00	100.00	100.00
OAKLEY SCANDINAVIA AB	LUXOTTICA NORDIC AB	STOCKHOLM	SEK	100,000.00	100.00	100.00
OAKLEY SOUTH PACIFIC PTY LTD	OPSM GROUP PTY LIMITED	VICTORIA-MELBOURNE	AUD	12.00	100.00	100.00
OAKLEY SPAIN SLU	OAKLEY ICON LIMITED	BARCELLONA	EUR	3,100.00	100.00	100.00
OAKLEY SPORT INTERNATIONAL SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	50,000.00	100.00	100.00
OAKLEY UK LTD	OAKLEY INC	ST ALBANS-HERTFORDSHIRE	GBP	1,000.00	100.00	100.00
OF PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NEW SOUTH WALES	AUD	35,785,000.00	100.00	100.00
OLIVER PEOPLES INC	OAKLEY INC	LOS ANGELES-CALIFORNIA	USD	1.00	100.00	100.00
OPSM GROUP PTY LIMITED	LUXOTTICA SOUTH PACIFIC PTY LIMITED	MACQUARIE PARK-NSW	AUD	67,613,043.50	100.00	100.00
OPTICAL PROCUREMENT SERVICES LLC	LUXOTTICA RETAIL NORTH AMERICA INC	DOVER	USD	100.00	100.00	100.00
OPTICAS GMO CHILE SA	SUNGLASS HUT IBERIA SLU	COMUNA DE HUECHURABA	CLP	7,263,089.00	100.00	100.00
	LUXOTTICA GROUP SPA	COMUNA DE HUECHURABA	CLP	7,263,089.00	0.00	100.00
OPTICAS GMO COLOMBIA SAS	SUNGLASS HUT IBERIA SLU	BOGOTA'	COP	16,924,033,000.00	100.00	100.00
OPTICAS GMO ECUADOR SA	OPTICAS GMO PERU SAC	GUAYAQUIL	USD	16,100,000.00	0.00	100.00
	SUNGLASS HUT IBERIA SLU	GUAYAQUIL	USD	16,100,000.00	100.00	100.00
OPTICAS GMO PERU SAC	SUNGLASS HUT IBERIA SLU	LIMA	PEN	34,631,139.00	100.00	100.00
	OPTICAS GMO ECUADOR SA	LIMA	PEN	34,631,139.00	0.00	100.00
OPTIKA HOLDINGS LIMITED	LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	GBP	2.00	100.00	100.00
OPTIKA LIMITED	LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	GBP	2.00	100.00	100.00
OPTOMEYES HOLDINGS PTY LTD(***)	LUXOTTICA RETAIL AUSTRALIA PTY LTD	HOBART/TASMANIA	AUD	2,823.00	29.01	29.01
OY LUXOTTICA FINLAND AB	LUXOTTICA GROUP SPA	ESPOO	EUR	170,000.00	100.00	100.00
PROTECTOR SAFETY INDUSTRIES PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	2,486,250.00	100.00	100.00

Company	Shareholder	Registred address	Share capital in local currency	Share capital	Direct % of ownership	Group % of Ownership

RAY BAN SUN OPTICS INDIA PRIVATE LIMITED	LUXOTTICA US HOLDINGS CORP	BHIWADI	RUP	228,372,710.00	100.00	100.00
	LUXOTTICA TRADING AND FINANCE LIMITED	BHIWADI	RUP	228,372,710.00	0.00	100.00
	SUNGLASS HUT TRADING LLC	BHIWADI	RUP	228,372,710.00	0.00	100.00
	LUXOTTICA HOLLAND BV	BHIWADI	RUP	228,372,710.00	0.00	100.00
	LUXOTTICA SUN CORP	BHIWADI	RUP	228,372,710.00	0.00	100.00
	ARNETTE OPTIC ILLUSIONS INC	BHIWADI	RUP	228,372,710.00	0.00	100.00
	THE UNITED STATES SHOE CORPORATION	BHIWADI	RUP	228,372,710.00	0.00	100.00
RAYBAN AIR	LUXOTTICA GROUP SPA	AGORDO	EUR	13,317,242.62	67.63	100.00
	LUXOTTICA SRL	AGORDO	EUR	13,317,242.62	32.37	100.00
RAYS HOUSTON	SUNGLASS HUT TRADING LLC	MASON-OHIO	USD	1.00	51.00	51.00
SALMOIRAGHI & VIGANO' SPA(***)	LUXOTTICA GROUP SPA	MILANO	EUR	12,008,639.00	36.80	36.80
SGH BRASIL COMERCIO DE OCULOS LTDA	LUXOTTICA TRADING AND FINANCE LIMITED	SAN PAOLO	BRL	136,720,000.00	0.01	100.00
	LUXOTTICA GROUP SPA	SAN PAOLO	BRL	136,720,000.00	99.99	100.00
SGH OPTICS MALAYSIA SDN BHD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	KUALA LAMPUR	MYR	3,000,002.00	100.00	100.00
SPV ZETA OPTICAL COMMERCIAL AND TRADING (SHANGHAI) CO LTD	LUXOTTICA (CHINA) INVESTMENT CO LTD	SHANGHAI	CNR	209,734,713.00	100.00	100.00
SPV ZETA Optical Trading (Beijing) Co Ltd	LUXOTTICA (CHINA) INVESTMENT CO LTD	BEIJING	CNR	682,231,000.00	100.00	100.00
SUNGLASS DIRECT GERMANY GMBH	LUXOTTICA GROUP SPA	GRASBRUNN	EUR	200,000.00	100.00	100.00
SUNGLASS DIRECT ITALY SRL	LUXOTTICA GROUP SPA	MILANO	EUR	200,000.00	100.00	100.00
SUNGLASS FRAMES SERVICE SA DE CV	SUNGLASS HUT DE MEXICO SAPI DE CV	MEXICO CITY	MXN	2,350,000.00	99.98	100.00
	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	2,350,000.00	0.02	100.00
SUNGLASS HUT (South East Asia) PTE LTD	LUXOTTICA HOLLAND BV	SINGAPORE	SGD	10,100,000.00	100.00	100.00
SUNGLASS HUT (THAILAND) CO LTD(**)	LUXOTTICA SRL	KHET PATUMWAN, BANGKOK	THB	45,000,000.00	3.00	49.00
	LUXOTTICA GROUP SPA	KHET PATUMWAN, BANGKOK	THB	45,000,000.00	46.00	49.00
SUNGLASS HUT AIRPORTS SOUTH AFRICA (PTY) LTD(*)	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	CAPE TOWN—OBSERVATORY	ZAR	1,000.00	45.00	45.00
SUNGLASS HUT AUSTRALIA PTY LIMITED	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	46,251,012.00	100.00	100.00
SUNGLASS HUT DE MEXICO SAPI DE CV	LUXOTTICA TRADING AND FINANCE LIMITED	MEXICO CITY	MXN	315,957.00	0.00	72.53
	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	315,957.00	72.52	72.53

Company	Shareholder	Registred address	Share capital in local currency	Share capital	Direct % of ownership	Group % of Ownership

SUNGLASS HUT HONG KONG LIMITED	OPSM GROUP PTY LIMITED	HONG KONG-HONG KONG	HKD	115,000,002.00	0.00	100.00
	PROTECTOR SAFETY INDUSTRIES PTY LTD	HONG KONG-HONG KONG	HKD	115,000,002.00	100.00	100.00
SUNGLASS HUT IBERIA SLU	LUXOTTICA GROUP SPA	BARCELONA	EUR	8,147,795.20	100.00	100.00
SUNGLASS HUT IRELAND LIMITED	LUXOTTICA RETAIL UK LTD	DUBLIN	EUR	250.00	100.00	100.00
SUNGLASS HUT NETHERLANDS BV	LUXOTTICA GROUP SPA	AMSTERDAM	EUR	18,151.20	100.00	100.00
SUNGLASS HUT OF FLORIDA INC	LUXOTTICA US HOLDINGS CORP	WESTON-FLORIDA	USD	10.00	100.00	100.00
SUNGLASS HUT PORTUGAL SA	SUNGLASS HUT IBERIA SLU	LISBON	EUR	3,043,129.00	52.08	100.00
	LUXOTTICA GROUP SPA	LISBON	EUR	3,043,129.00	47.92	100.00
SUNGLASS HUT RETAIL NAMIBIA (PTY) LTD	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	WINDHOEK	NAD	100.00	100.00	100.00
SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	LUXOTTICA SOUTH AFRICA PTY LTD	CAPE TOWN—OBSERVATORY	ZAR	900.00	100.00	100.00
SUNGLASS HUT TRADING LLC	LUXOTTICA US HOLDINGS CORP	CLEVELAND-OHIO	USD	1.00	100.00	100.00
SUNGLASS HUT TURKEY GOZLUK TICARET ANONIM SIRKETI	LUXOTTICA TRADING AND FINANCE LIMITED	CIGLI-IZMIR	LTL	41,000,000.00	100.00	100.00
SUNGLASS TIME (EUROPE) LIMITED	LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	GBP	10,000.00	100.00	100.00
SUNGLASS WORLD HOLDINGS PTY LIMITED	SUNGLASS HUT AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	AUD	13,309,475.00	100.00	100.00
THE OPTICAL SHOP OF ASPEN INC	OAKLEY INC	LOS ANGELES-CALIFORNIA	USD	1.00	100.00	100.00
THE UNITED STATES SHOE CORPORATION	LUXOTTICA USA LLC	DOVER-DELAWARE	USD	1.00	100.00	100.00
WAS BE RETAIL PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	110.00	100.00	100.00

(*)
Control through stockholders agreements

(**)
Control through an investment which ensure a significant influence in the shareholders' meeting

(***)
Consolidated using the equity method

Attachment 3

Certification of the consolidated financial statements pursuant to Article 154-bis of Legislative Decree 58/98.

1.
The undersigned Adil Mehboob-Khan, as Chief Executive Officer for Markets, Massimo Vian, as Chief Executive Officer for Product and Operations and Stefano Grassi, as Chief Financial Officer of Luxottica Group S.p.A, having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of Legislative Decree no. 58 of 24 February 1998, hereby certify:

•
the adequacy in relation to the characteristics of the Company and

•
the effective implementation of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements during the period ending on June 30, 2015.

2.
The assessment of the adequacy of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements as of June 30, 2015 was based on a process developed by Luxottica Group S.p.A in accordance with the model of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission which is a framework generally accepted internationally.

3.
It is also certified that:

          3.1   the condensed consolidated financial statements as of June 30, 2015:

            a)    have been prepared in accordance with International Accounting Standards recognized in the European Union under EC Regulation no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, in particular with IAS 34, Interim Financial Reporting, and the provisions which implement Art. 9 of Legislative Decree no. 38/205 issued in implementation of Article 9 of Legislative Decree no. 38/205;

            b)    are consistent with the entries in the accounting books and records;

            c)     are suitable for providing a truthful and accurate representation of the financial and economic situation of the issuer as well as of the companies included within the scope of consolidation.

          3.2   The management report on of the condensed consolidated financial statements includes a reliable analysis of operating trends and results for the period as well as the condition of the issuer and of the companies included within the scope of consolidation. The management report also includes a description of the primary risks and uncertainties to which the Group is exposed.

Milan, July 27, 2015

Adil Mehboob-Khan (Chief Executive Officer—Markets)	Massimo Vian (Chief Executive Officer—Product and Operations)
Stefano Grassi (Manager charged with preparing the Company's financial reports)

Attachment 4

REVIEW REPORT ON CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of
Luxottica Group SpA

Foreword

        We have reviewed the accompanying condensed consolidated interim financial statements of Luxottica Group SpA and its subsidiaries ("Luxottica Group") as of 30 June 2015 and for the six-month period then ended, comprising the statement of financial position, the statement of income, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related notes. The Directors of Luxottica Group SpA are responsible for the preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34), as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

        We conducted our work in accordance with the criteria for a review recommended by Consob in Resolution No. 10867 of 31 July 1997. A review of condensed consolidated interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

        Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of the Luxottica Group as of 30 June 2015 and for the six-month period then ended are not prepared, in all material respects, in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34), as adopted by the European Union.

Milan, 30 July 2015

PricewaterhouseCoopers SpA

Stefano Bravo
(Partner)

This report has been translated into English solely for the convenience of international readers.

Luxottica Headquarters and Registered Office•Piazzale Cadorna, 3, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86334050

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SASU
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SAU
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

 ALAIN MIKLI INTERNATIONAL SASU
PARIS - FRANCE

LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA NORTH EUROPE LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
VIENNA - AUSTRIA

 LUXOTTICA U.S.
HOLDINGS CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC.
NEW BRUNSWICK (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
NEW BRUNSWICK (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

 LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA PRIVATE LTD
GURGAON - HARYANA (INDIA)

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO. LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

 LUXOTTICA WHOLESALE (THAILAND) LTD
BANGKOK - THAILAND

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: July 30, 2015	By: /s/ Stefano Grassi STEFANO GRASSI Chief Financial Officer